Anna Reeves Olson, 6-3692
LONG REIMER WINEGAR, LLP
242 S. Park Street
Casper, Wyoming 82601
(307) 265-3843
aolson@lrw-law.com

IN THE CHANCERY COURT OF WYOMING

Civil Action No. [_______________]

United Resources, LLC, controlled by Mr. Chad Doher
Broco Global, LLC, controlled by Mr. Gabe Doher
WTFJ Investments LLC, controlled by Mr. Wayne Jefferies
TSMS, LLC, controlled by Mr. Timothy Shelburn
La La La, LLC, controlled by Mr. Brian Lemke
Carbon Capital Corp, controlled by Mr. David Appel
Executive Real Estate, controlled by Mr. Paul D'Agnese
Mr. Josh Rowland, Individually
Mr. Richard Tavano, Individually,
Ms. Laura Peifer, Individually
Mr. Daniel McKean, Individually,

Petitioners,

v.

BRAVO MULTINATIONAL INCORPORATED, a Wyoming corporation,
Grant Cramer, Richard Kaiser, Kayla Slick,
Steven Marshall, Jordan Fiksenbaum, and Transfer Online, Inc.,

Respondents.

PETITION FOR COURT-ORDERED SHAREHOLDER MEETING, TEMPORARY RESTRAINING ORDER, MOTION FOR PRELIMINARY INJUNCTION

Plaintiffs, by and through their counsel, respectfully submit this *Petition* seeking immediate and comprehensive relief to enforce shareholder franchise rights and prevent irreparable harm to Plaintiffs' voting interests state as follows:

INTRODUCTION

1. Plaintiffs seek relief pursuant to Wyoming Statute § 17-16-703(a)(ii) and (b) and request that this Court order that the shareholder special meeting demanded by Plaintiffs on July 8, 2026, be held immediately, with this Court fixing the time, place, record date, notice requirements, and procedural mechanics of the meeting in accordance with the Wyoming Business Corporation Act and the Company's Bylaws.
2. Plaintiffs also seek relief under Wyo. Stat. Ann. § 17-16-703(b) and this Court's general equitable authority and issue a Temporary Restraining Order and Preliminary Injunction freezing all Board actions that would entrench the incumbent Board or dilute shareholder voting power, including share issuances, transfers, record date manipulations, bylaw amendments, and director appointments, pending the holding of the court-ordered shareholder meeting.
3. The statutory and equitable relief is authorized by Wyo. Stat. Ann. § 17-16-703(b), which mandates that the court "shall summarily order that the special meeting be held" when a company fails to comply with a shareholder demand, and grants the court broad authority to "enter other orders necessary to accomplish the purpose of the special meeting or to prevent delay or the abuse of the corporation or the shareholders."
4. This Court's equitable power extends to granting preliminary injunctive relief necessary to prevent irreparable harm to shareholder voting rights and to preserve the status quo pending resolution of the shareholder control dispute.

5. This petition is grounded on the following grounds:

- Plaintiffs are record holders of more than 44% of the Company's outstanding common stock, satisfying the 25% threshold required by Article III, Section 5 of the Company's Bylaws and Wyo. Stat. Ann. § 17-16-702(a)(ii);
- On July 8, 2026, Plaintiffs delivered a valid statutory demand for a special shareholder meeting to the Company's Secretary, Richard Kaiser;
- More than 30 days have elapsed since delivery of the demand;
- The Company has failed and refused to notice or hold the demanded special meeting or to provide any of the required notice to shareholders;
- The Company has engaged in a deliberate pattern of corporate misconduct designed to entrench the incumbent Board, including failure to hold annual shareholder meetings, perpetuation of Board control through self-appointment rather than shareholder election, failure to timely make required SEC disclosures, and dilutive share issuances undertaken without shareholder approval;
- Absent immediate injunctive relief, Plaintiffs face imminent and irreparable harm through dilution of voting power, manipulation of shareholder records, amendment of the Bylaws, or further entrenchment conduct by the Board; and
- Summary court-ordered relief is necessary to prevent irreparable harm to Plaintiffs' shareholder voting rights and to effectuate the statutory and bylaw rights of Plaintiffs and the Company's shareholders.

STATEMENT OF FACTS

A. Plaintiffs' Shareholder Status and Demand

6. Plaintiffs represent a consortium of shareholders who collectively own and hold of record more than 21.2 million shares of the Company's common stock, representing approximately 44.5% of the Company's outstanding common stock as of the Company's Q1 2026 10-Q filing (47,641,010 shares outstanding as of March 31, 2026). *See* Bravo Multinational Incorporated, Quarterly Report (Form 10-Q), at 1 (filed May 31, 2026). This ownership stake exceeds the 25% threshold required under Article III, Section 5 of the Company's Bylaws and Wyo. Stat. Ann. § 17-16-702(a)(ii).

7. On July 8, 2026, Plaintiffs delivered a written Demand of Shareholders for a Special Meeting of Shareholders (the "Demand") to Richard Kaiser, the Company's Corporate Secretary, by email and overnight Federal Express. The Demand was simultaneously delivered to each member of the Board of Directors and to the Company's registered agent, ISL, Inc., in Cheyenne, Wyoming. The Demand stated the specific purposes of the demanded meeting, including: (i) fixing the number of directors; (ii) removing the incumbent directors with or without cause; (iii) electing replacement directors; and (iv) requesting that the Board consider authorizing shareholder action by written consent. *See* Exhibit A.

B. The Company's Failure to Comply with the Statutory Demand

8. Wyo. Stat. Ann. § 17-16-702(a) and Article III, Section 5 of the Bylaws require the Secretary to comply with notice provisions within a specified timeframe after receipt of a valid shareholder demand. Specifically, Wyo. Stat. Ann. § 17-16-705(a) requires that

notice of a special meeting be given not less than ten (10) nor more than sixty (60) days before the meeting date.

9. As of the filing of this Petition, more than 30 days have elapsed since delivery of the July 8 Demand to the Company's Secretary. Despite this period having passed, the Company has:

    - Failed to notice any special meeting of shareholders;
    - Failed to provide any written response to the Demand;
    - Failed to disclose receipt of the Demand in any SEC filing or public disclosure;
    - Failed to fix or disclose a record date for the demanded meeting;
    - Failed to appoint independent election inspectors;
    - Failed to otherwise comply with any of the statutory or bylaw requirements for notice and holding of the special meeting.

10. This clear and complete non-compliance triggers the statutory remedy provided by Wyo. Stat. Ann. § 17-16-703(a)(ii) and (b), summary court-ordered relief.

C. The Company's Pattern of Corporate Misconduct

11. The Company's failure to comply with the July 8 Demand is not an isolated instance of forgetfulness or administrative delay. Rather, it is part of a pattern of deliberate corporate misconduct designed to entrench the incumbent Board and perpetuate their control at the expense of shareholders holding a 44.5% ownership stake:

C1. Failure to Hold Annual Shareholder Meetings

12. Article III, Section 1 of the Bylaws provides that an annual meeting of shareholders shall be held annually within 5months of the end of each fiscal year. The Company's fiscal year ends December 31. Despite this requirement, no annual meeting of shareholders has been

held within the required timeframe in recent years. Instead, the incumbent directors have perpetuated their control through serial board appointments without seeking shareholder election or approval.

C2. Perpetuation of Board Control Through Self-Appointment

13. Rather than standing for election by shareholders, the incumbent directors have appointed their successors directly. Richard Kaiser became an officer and director in 2016. Grant Cramer and Kayla Slick were appointed by then-incumbent directors effective April 11, 2023—without any shareholder vote. On February 19, 2026, the remaining directors appointed Steven Marshall and Jordan Fiksenbaum to fill purported vacancies—again without shareholder participation. No member of the current Board has been elected by shareholders.

C3. Undisclosed Share Issuance to the CEO

14. In May 2026, without disclosure to shareholders or the investing public, the Company issued 2,278,571 shares to Chief Executive Officer Grant Cramer. This issuance was not disclosed in any SEC filing until after Plaintiffs sent the July 8 Demand and the August 12 Transfer Agent Freeze Letter (discussed below). When the Company eventually filed an 8-K to disclose the issuance, the filing contained material errors: the 8-K stated that 2,678,571 shares were issued (an overstatement of 400,000 shares). The corrected 8-K, filed subsequently, remains inaccurate per Plaintiffs' review of the Company's records and SEC filings.

15. The issuance to Mr. Cramer, representing approximately 4.8% of the previously reported outstanding shares, was undertaken without disclosure and serves no apparent business purpose other than to increase Mr. Cramer's personal holdings and voting power—and to

dilute the voting power of Plaintiffs and other shareholders—in anticipation of the shareholder action now demanded.

C4. Violations of Section 16 Reporting Requirements

16. The Company's officers and directors have engaged in a pattern of delinquent and non-compliant Section 16 reporting. Directors Marshall and Fiksenbaum, appointed on February 19, 2026, have failed to file required Forms 3 (now over six months overdue). No Form 4 or Form 5 has been filed by any director or officer despite multiple potentially reportable transactions. The 2025 Form 10-K falsely represented that "All Section 16A reporting is current with the filings of both Form 3s and Form 4s" —a statement that was false when made and remains false.

C5. Absence of Shareholder Disclosure of the Shareholder Demand

17. Remarkably, the Company has not filed any Form 8-K announcing receipt of Plaintiffs' July 8 Demand, despite the fact that such disclosure may be required under the federal securities laws. This compounds the Company's pattern of disclosure failures and demonstrates a systematic disregard for shareholder rights and investor protections.

D. Transfer Agent Freeze Letter

18. On August 12, 2026, Plaintiffs sent a notice letter to Transfer Online, Inc., the Company's transfer agent, placing the transfer agent on notice of the shareholder dispute, the July 8 Demand, the Company's non-compliance, and the pattern of entrenchment conduct. The letter instructed the transfer agent to freeze all share issuances and transfers pending resolution of the shareholder dispute and the court-ordered meeting. *See* Exhibit B.

19. This petition is filed shortly after delivery of the freeze letter, demonstrating the urgency of Plaintiffs' position and the immediate necessity for court-ordered relief.

Legal Standard

A. Statutory Relief for Non-Compliance with Shareholder Demand

20. Wyo. Stat. Ann. § 17-16-703(a)(ii) and (b) authorize summary court-ordered relief when a shareholder demand for a special meeting has not been complied with:

> If notice of the special meeting is not given within thirty days after delivery to the secretary, or if the meeting is not held in accordance with such notice, the corporation shall, without limiting any other rights the demanding shareholder may have, forthwith hold the meeting upon application of the shareholder to the district court of the county where the corporation's principal office or, if none is in Wyoming, its registered office is located. The district court shall summarily order that the special meeting be held and may fix the time and place of the meeting, determine the shares and voting power entitled to participate, specify a record date, prescribe the form and content of the notice, fix the quorum required or direct that the votes represented at the meeting constitute a quorum for action on specified matters and enter other orders necessary to accomplish the purpose of the special meeting or to prevent delay or the abuse of the corporation or the shareholders.

21. The statutory language is clear and mandatory: when a company fails to comply with a valid shareholder demand for a special meeting within 30 days, the court "shall summarily order that the special meeting be held." This is not a discretionary inquiry but a ministerial duty triggered by non-compliance. Additionally, the statute grants the court broad equitable authority to enter "other orders necessary to accomplish the purpose of the special meeting or to prevent delay or the abuse of the corporation or the shareholders."

B. Preliminary Injunction Standard

22. To obtain a preliminary injunction, Plaintiffs must demonstrate: (1) a substantial likelihood of success on the merits; (2) that Plaintiffs will suffer irreparable harm absent injunctive relief; (3) that the threatened injury to Plaintiffs outweighs the damage that the injunction may cause Defendants; and (4) that an injunction is in the public interest. Plaintiffs satisfy all four factors, and § 17-16-703(b)'s grant of authority to enter "other orders necessary to accomplish the purpose of the special meeting or to prevent delay or the abuse of the

corporation or the shareholders" encompasses preliminary injunctive relief designed to preserve the status quo and prevent entrenchment pending the court-ordered shareholder meeting.

COUNT I:

Request that this Court Order a Shareholder Special Meeting

A. Plaintiffs' Demand Was Valid and Complied with All Statutory Requirements

23. The July 8 Demand satisfied every requirement of Wyo. Stat. Ann. § 17-16-702 and Article III, Section 5 of the Bylaws. Plaintiffs hold of record more than 21.2 million shares (44.5% of outstanding shares), exceeding the 25% ownership threshold. The Demand was signed by record shareholders, dated, and properly delivered to the Secretary, with simultaneous copies to the Board and registered agent. The Demand stated the purposes of the meeting with specificity and in accordance with the Bylaws and statutory law. No defect exists in the Demand itself.

B. The Company Has Unambiguously Failed to Comply

24. As of today, more than 30 days have elapsed since delivery of the July 8 Demand to the Secretary. The statute imposes a bright-line 30-day deadline. Wyo. Stat. Ann. § 17-16-703(a)(ii). If notice is not given within 30 days, or if the meeting is not held in accordance with proper notice, the court "shall" order the meeting. The word "shall" is mandatory, not discretionary.

25. Here, the Company has failed to:

- Notice any shareholder meeting;
- Fix a record date;
- Specify a meeting date or time;

- Provide required notice to shareholders;
- Appoint election inspectors;
- Take any step whatsoever to comply.

26. This is complete non-compliance. The statutory remedy is mandatory and cannot be discretionary.

COUNT II:

Temporary Restraining Order & Preliminary Injunction

27. While the statute makes no requirement that a company act in good faith or free from entrenchment motivations, the pattern of conduct here demonstrates that the Company's non-compliance is deliberate and designed to entrench the Board against shareholder will.

28. The Company has:

- Failed to hold annual meetings for years;
- Self-appointed directors without shareholder approval;
- Issued 2,278,571 dilutive shares to the CEO without prior disclosure;
- Filed inaccurate SEC disclosures;
- Violated Section 16 reporting requirements;
- Ignored the July 8 Demand; and
- Continued to ignore the August 12 Transfer Agent Freeze Letter.

29. This pattern is precisely the "abuse" referenced in Wyo. Stat. Ann. § 17-16-703(b), which authorizes the court to "prevent delay or the abuse of the corporation or the shareholders." Immediate judicial intervention is necessary and appropriate. The Court's broad equitable authority supports entry of preliminary injunctive relief to prevent further entrenchment conduct pending the shareholder meeting.

A. Plaintiffs Satisfy the Preliminary Injunction Standard

A1. Substantial Likelihood of Success on the Merits

30. As detailed above, Plaintiffs have clear statutory rights to a court-ordered special meeting. Wyo. Stat. Ann. § 17-16-702(a)(ii) and Article III, Section 5 grant shareholders holding at least 25% of outstanding stock the absolute right to demand a special meeting. Plaintiffs hold more than 44%, clearly exceeding this threshold.

31. The demand was validly delivered on July 8, 2026. The Company's 30-day deadline to comply has long passed. Wyo. Stat. Ann. § 17-16-703(a)(ii) mandates that if the Company fails to comply, the court "shall" order the meeting. This is mandatory language, not discretionary.

32. Plaintiffs have an extremely strong likelihood of succeeding in their demand for a court-ordered meeting.

33. Additionally, Wyoming courts possess equitable power to grant preliminary injunctions in shareholder disputes. Wyo. Stat. Ann. § 17-16-703(b) explicitly authorizes courts to "enter other orders necessary to accomplish the purpose of the special meeting or to prevent delay or the abuse of the corporation or the shareholders."

34. his language encompasses preliminary injunctive relief designed to freeze transfers, prevent dilutive issuances, and prevent entrenchment pending the shareholder meeting. Plaintiffs' claims are not frivolous; they are well-grounded in both factual misconduct and legal violations.

A2. Irreparable Harm

35. Absent preliminary injunctive relief, Plaintiffs face irreparable harm that cannot be adequately remedied by monetary damages:

A3. Dilution of Voting Power is Not Remediable by Damages.

36. If the Board is permitted to issue additional shares (whether disclosed or undisclosed), Plaintiffs' voting power will be permanently diluted. No amount of monetary damages can restore the voting rights that Plaintiffs will have lost. The Board's demonstrated pattern of undisclosed issuances and erroneous SEC disclosures suggests a substantial risk of continued misconduct.

37. If the Board is permitted to manipulate the record date, amend the Bylaws to impair shareholder franchise rights, or appoint additional directors to increase Board size, the practical effect would be the frustration or defeat of the demanded shareholder meeting. These harms are irreparable because once accomplished, they cannot be undone. If the record date is fixed days before the meeting, shareholders lose meaningful opportunity to organize. If the Bylaws are amended to require a higher voting threshold or to eliminate shareholder action by written consent, the voting franchise is forever impaired.

38. Loss of Shareholder Franchise Rights is Per Se Irreparable. Courts universally recognize that the loss or impairment of shareholder voting rights constitutes irreparable harm. The voting franchise itself is the essence of shareholder equity ownership. A shareholder who loses voting power due to dilution, manipulation, or procedural obstruction suffers a harm that transcends economics. Monetary damages cannot restore what has been lost.

A4. Balance of Equities Favors Injunction

39. The balance of equities strongly favors Plaintiffs. An injunction freezing share issuances and transfers will not harm Defendants in any way that is not substantially outweighed by the harm to Plaintiffs absent such relief. The Company and its officers cannot claim they have a legitimate business need to issue shares in secrecy or to dilute shareholder voting

power during a shareholder control dispute. Any inconvenience to Defendants pales in comparison to Plaintiffs' loss of voting rights. To the extent Defendants argue they need to issue shares for legitimate corporate purposes (employee compensation, acquisitions, etc.), those purposes are not served by issuing shares during an active shareholder control dispute without disclosure. If such issuances are truly necessary, Defendants can seek relief from this Court after the shareholder meeting has been held.

A5. Public Interest

40. Preliminary injunctive relief is in the strong public interest because:

- Corporate governance and shareholder franchise rights are fundamental to the rule of law in Wyoming;
- The Company is a publicly-traded OTC security, and shareholders and the investing public have a strong interest in seeing that corporate governance is conducted with integrity and in compliance with law;
- Preventing board self-dealing and entrenchment serves the interests of all shareholders, not just Plaintiffs;
- Maintaining the integrity of the shareholding records and transfer mechanisms serves the entire market in Company securities.

A6. The Court's Broad Equitable Authority Under Section 17-16-703(b)

41. Section 17-16-703(b) grants the court expansive authority to fashion the relief necessary to effectuate the special meeting. The statute explicitly authorizes the court to:

- Fix the time and place of the meeting;
- Determine the shares and voting power entitled to participate;
- Specify a record date;

- Prescribe the form and content of notice;
- Fix the quorum requirement or direct that votes represented constitute quorum;
- Appoint independent election inspectors (as contemplated by Wyo. Stat. Ann. § 17-16-729);
- Enter other orders necessary to accomplish the purpose of the meeting or to prevent delay or abuse.

42. This last grant of authority—to enter "other orders necessary to accomplish the purpose of the special meeting or to prevent delay or the abuse of the corporation or the shareholders"—is particularly important. It contemplates that the court may take prophylactic measures against entrenchment, manipulation, and abuse, including a temporary restraining order and preliminary injunction freezing Board conduct pending the shareholder meeting.

AF. Expedited Consideration Is Necessary and Appropriate

43. Plaintiffs respectfully request that the Court grant expedited consideration of this Petition. The circumstances present obvious and immediate reasons for urgency:

- The Company is a public company with a dispersed shareholder base that requires adequate notice and time to prepare to exercise its voting rights;
- The Board has demonstrated a pattern of entrenchment and abuse, and delay risks additional dilution or misconduct;
- The longer the meeting is delayed, the more difficult it becomes to achieve the statutory and bylaw purposes;
- Plaintiffs have already given the Company ample opportunity to comply voluntarily.

PRAYER FOR RELIEF

WHEREFORE, Plaintiffs respectfully request that this Court:

1. Grant this Petition and enter a Judgment and Order summarily directing that the special shareholder meeting demanded by Plaintiffs on July 8, 2026, be held;

   Fix the time and place of the special meeting (or direct the Company to fix the same subject to Court approval);

2. Specify the record date for determining shareholders entitled to notice and to vote at the special meeting;
3. Prescribe the form and content of notice, and direct the Company to provide notice to all shareholders of record within 10 days;
4. Order that the meeting notice state the purposes set forth in the July 8 Demand, including removal of the incumbent directors and election of replacement directors;
5. Fix the quorum requirement or direct that votes represented at the meeting constitute a quorum for purposes of the special meeting;
6. Appoint one or more independent inspectors of election to ensure the integrity of the meeting and the vote;
7. Issue a Temporary Restraining Order, effective immediately and without requiring posting of a bond, enjoining and restraining all Defendants and all persons in active concert or participation with them from:
   (a) Issuing, authorizing, directing, or recording any issuance of shares of common stock or any other class or series of securities;
   (b) Transferring, recognizing, or giving effect to any transfer of shares between parties;

(c) Manipulating, altering, interfering with, or otherwise modifying the record date, the share transfer books, or the shareholder records;

(d) Amending the Articles of Incorporation or the Bylaws in any manner;

(e) Filling, appointing, or creating any board vacancy or director position;

(f) Instructing, directing, or causing the transfer agent to process any transaction in violation of this Order or the August 12, 2026 Transfer Agent Freeze Letter;

8. Grant Plaintiffs' Motion for Preliminary Injunction in full, converting the Temporary Restraining Order to a preliminary injunction with the same scope and duration;

   Waive or minimize any bond requirement as a condition of the Temporary Restraining Order or Preliminary Injunction;

9. Direct Transfer Online, Inc., the Company's transfer agent, to comply with this Court's orders and the August 12, 2026 Transfer Agent Freeze Letter, to freeze all issuances and transfers pending further order of this Court, and to immediately report to this Court and to Plaintiffs' counsel any requests or instructions from the Company or its officers that would violate this Court's orders;

10. Schedule an expedited hearing on this Petition

11. Enter such other and further orders as the Court deems necessary and proper to accomplish the purposes of the special meeting, to prevent delay, and to prevent abuse of the corporation and its shareholders;

12. Grant Plaintiffs such other and further relief as this Court deems just, proper, and equitable under the circumstances.

Respectfully submitted this 16th day of September 2026.

_/s/*Anna Reeves Olson*_______________

Anna Reeves Olson, 6-3692
LONG REIMER WINEGAR, LLP
242 S. Park Street
Casper, Wyoming 82601
(307) 265-3843
aolson@lrw-law.com

Attorney for Plaintiffs

Hamilton & Associates Law Group, P.A.

A Professional Association
Attorneys and Counselors at Law
200 E. Palmetto Park Rd, Suite 103
Boca Raton, Florida 33432
Telephone:561-416-8956
Email: info@securitieslawyer101.com
Firm Website: www.securitieslawyer101.com

July 8, 2026

VIA EMAIL AND OVERNIGHT FEDERAL EXPRESS

Board of Directors
Bravo Multinational Incorporated
Attn: Grant Cramer (grant@bravomultinational.com); Richard Kaiser (rich@bravomultinational.com; rich@yesinternational.com); Kayla Slick (kayla@bravomultinational.com); Steven Marshall (steven@bravomultinational.com); Jordan Fiksenbaum (jordan@bravomultinational.com)
2020 General Booth Blvd., Unit 230, Virginia Beach, VA 23454
Attn: Richard Kaiser, Corporate Secretary
Copy: ISL, Inc., Registered Agent, 1912 Capitol Ave, Ste 500, Cheyenne, WY 82001 (info@incserv.com)

Re: Shareholder Demand for Special Meeting Pursuant to Article III, Section 5 of the Bylaws; Failure to Hold Annual Meetings of Shareholders; Undisclosed Issuance of Shares and Failure to File Form 8-K; Delinquent Section 16 Reports; Demand for Corporate Records; and Notice Against Entrenchment

Dear Members of the Board and Mr. Kaiser, as Corporate Secretary:

We represent certain shareholders (the "Represented Shareholders") of Bravo Multinational Incorporated, a Wyoming corporation (the "Company"), who are the holders of record of an aggregate of 21,200,000 shares of the Company's common stock, representing more than twenty-five percent (25%) and approximately 44.5% of the Company's outstanding common stock based on the 47,641,010 shares reported by the Company as outstanding in its Quarterly Report on Form 10-Q for the period ended March 31, 2026 (the "Q1 Form 10-Q").

I. Statutory Demand for a Special Meeting of Shareholders

Enclosed is a Demand of Shareholders for a Special Meeting of Shareholders (the "Demand"), executed by record shareholders holding more than twenty-five percent (25%) of the Company's outstanding common stock and more than twenty-five percent (25%) of the votes entitled to be cast on the matters proposed to be considered at the meeting. These holdings satisfy the twenty-five percent (25%) threshold stated in Article III, Section 5 of the Company's Bylaws and independently satisfy Wyo. Stat. Ann. § 17-16-702(a)(ii), which requires a Wyoming corporation to hold a special meeting upon written demands signed, dated, and delivered by holders of at least ten percent (10%) of all votes entitled to be cast on any issue proposed to be considered, subject only to any different percentage fixed in the Articles of Incorporation not exceeding twenty-five percent (25%). Accordingly, the Demand satisfies the maximum percentage permitted under the statute and is a statutory demand, not a discretionary request.

The Demand states the purposes of the meeting, to be acted upon in sequence, including: (i) fixing the number of directors constituting the whole Board pursuant to Article IV, Section 2 of the

Bylaws and Wyo. Stat. Ann. § 17-16-803; (ii) removing directors with or without cause pursuant to Wyo. Stat. Ann. § 17-16-808; (iii) electing directors to fill vacancies and to serve until the next shareholders' meeting at which directors are elected and until their successors are elected and qualify, pursuant to Article IV, Sections 2 and 3 of the Bylaws and Wyo. Stat. Ann. §§ 17-16-805, 17-16-810, and 17-16-728; and (iv) after the foregoing director-election matters have been acted upon, requesting that the Board of Directors then in office consider adopting and submitting to shareholders, at a subsequent shareholders' meeting or by such other lawful procedure as may be available after required notice, an amendment to the Articles of Incorporation to authorize shareholder action by written consent in the manner contemplated by Wyo. Stat. Ann. § 17-16-704(b).

Consistent with Article III, Section 4 of the Bylaws and Wyo. Stat. Ann. §§ 17-16-705(c) and 17-16-808(d), the notice of the meeting must state each such purpose, including the removal of directors. If an amendment to the Articles of Incorporation is to be submitted to shareholders for approval, such submission may occur only after the Board has duly adopted the amendment and otherwise complied with Wyo. Stat. Ann. § 17-16-1003, including any required notice containing or accompanied by a copy of the proposed amendment. Article III, Section 5 provides that upon presentation of such a request the Secretary "shall" comply with the notice provisions applicable to shareholder meetings.

This letter, the enclosed Demand of Shareholders for a Special Meeting, and the enclosed Demand for Inspection of Corporate Records are being delivered by email and overnight courier to Richard Kaiser, as Corporate Secretary of the Company, with simultaneous copies by email to each member of the Board of Directors and by overnight courier to the Company's Wyoming registered agent. Delivery to the Corporate Secretary shall constitute delivery for purposes of Wyo. Stat. Ann. §§ 17-16-702 and 17-16-703.

Please be further advised that if notice of the special meeting is not given to the shareholders within thirty (30) days after delivery of the Demand to the Secretary, or if the meeting is not thereafter held in accordance with such notice, our clients will promptly apply to the Wyoming district court for the county in which the Company's principal office, or if none is in Wyoming, its registered office, is located, for a summary order directing that the meeting be held pursuant to Wyo. Stat. Ann. § 17-16-703(a)(ii) and (b). In that application, our clients will request all relief necessary to make the meeting effective, including an order fixing the time and place of the meeting, specifying the record date, determining the shares and voting power entitled to participate, prescribing the form and content of the notice, fixing the quorum or directing that the votes represented at the meeting constitute a quorum for specified matters, requiring independent inspectors of election, and enjoining or disregarding any shares, record-date manipulation, bylaw amendment, board appointment, or other action taken for the purpose or with the effect of impairing the shareholder franchise. For the avoidance of doubt, the notice required within such thirty (30)-day period must set a meeting date consistent with the notice window prescribed by Article III, Section 1 of the Bylaws (not less than ten (10) nor more than sixty (60) days after notice is given); the giving of notice setting an unreasonably distant meeting date, or otherwise inconsistent with the Bylaws and Wyoming law, will be treated as a failure to comply and will likewise entitle our clients to seek relief under Wyo. Stat. Ann. § 17-16-703.

Nothing in this letter or the enclosed Demand shall be construed as requiring the Demanding Shareholders to wait thirty (30) days before seeking emergency injunctive or declaratory relief if the Company or any director, officer, agent, or affiliate takes or threatens action designed to dilute, delay, defeat, or otherwise interfere with the demanded meeting, the fixing of a lawful record date, the voting of shares, or the shareholders' statutory right to elect and remove directors.

II. Failure to Hold Annual Meetings of Shareholders

Article III, Section 1 of the Bylaws provides that an annual meeting of shareholders shall be held annually, within five (5) months of the end of each fiscal year, at which time the shareholders elect the Board of Directors, while also permitting the Board of Directors to cause the annual meeting to be held on such other date in any year as it determines to be in the best interests of the Company. The Company's fiscal year ends December 31. No annual meeting has been held within the five-month period following fiscal year end, and, on information and belief, no annual meeting of shareholders has been held for years. Wyo. Stat. Ann. § 17-16-701(a) likewise requires a corporation to hold an annual meeting of shareholders unless directors are elected by written consent in lieu of an annual meeting as permitted by Wyo. Stat. Ann. § 17-16-704.

Instead of standing for election, incumbent directors have perpetuated their own tenure through serial board appointments. The Company's public filings reflect that upon the February 4 and February 10, 2026 resignations of Messrs. Hagan and Vance, the remaining directors, rather than calling the overdue annual meeting, appointed Messrs. Marshall and Fiksenbaum to the Board on February 19, 2026 to fill purported vacancies. Indeed, based on the Company's filings, no member of the current Board appears to have been elected by the shareholders while the Company has been a Wyoming corporation: Mr. Kaiser became an officer of the Company in or about 2016 and a director thereafter; Mr. Cramer and Ms. Slick were appointed by the then-incumbent Board effective April 11, 2023 (as reflected in the Company's own Section 16 filings); and Messrs. Marshall and Fiksenbaum were appointed on February 19, 2026 — in each case without any vote of the shareholders. Directors hold over after expiration of their terms under Wyo. Stat. Ann. § 17-16-805(e) only until a successor is elected and qualifies or until there is a decrease in the number of directors; the holdover rule exists to prevent vacancies from disabling corporate action, not to permit incumbents to avoid elections indefinitely and appoint their own successors. The Demanding Shareholders contend that the incumbent directors' continued occupancy of their positions, while depriving shareholders of the regular opportunity to elect directors required by the Bylaws and Wyoming law, is improper, inequitable, and subject to challenge.

Demand is hereby made that the Company promptly notice and hold a special meeting of shareholders for the election of directors, which single meeting shall serve to cure the Company's failure to hold the overdue annual meeting; the shareholders do not demand two separate meetings, and the election of directors may be accomplished at the special meeting demanded herein. Our clients reserve the right to seek a court-ordered meeting pursuant to Wyo. Stat. Ann. § 17-16-703(a)(i).

III. Undisclosed Share Issuance; Failure to File Form 8-K (Item 3.02); SEC Disclosure Failures

The Company's 2025 Form 10-K reported 47,641,011 shares of common stock outstanding as of April 14, 2026, and its Q1 Form 10-Q reported 47,641,010 shares issued and outstanding as of March 31, 2026. As of July 5, 2026, OTC Markets reports 50,419,582 shares outstanding, an increase of 2,778,572 shares, or approximately 5.8% of the previously reported outstanding shares, occurring at some time after March 31, 2026 and not disclosed in the Company's filings with the Securities and Exchange Commission ("SEC").

Item 3.02 of Form 8-K requires a registrant that sells equity securities in a transaction that is not registered under the Securities Act to furnish the information specified by Item 701(a) and (c) through (e) of Regulation S-K. In the case of a smaller reporting company, no report need be filed under Item 3.02 if the equity securities sold, in the aggregate since the registrant's last report under Item 3.02 or its last periodic report, whichever is more recent, constitute less than five percent (5%) of the number of shares outstanding of the class of equity securities sold. Thus, an unregistered sale or sales equal to or exceeding that five percent (5%) threshold would require a Form 8-K within four business days after the registrant enters into an enforceable agreement to sell the securities or, if there is no such agreement, within four business days after the closing or settlement of the transaction or arrangement.

Based on our review of the Company's filings on EDGAR as of the date of this letter, no Form 8-K reporting the issuance or issuances comprising this apparent 5.8% increase has been filed, no Form 10-Q or other periodic report discloses it, and the 2025 Form 10-K represented that the Company had no sales of unregistered securities in 2024 or 2025. The issuance therefore appears both undisclosed and, if made to insiders or their affiliates, unreported under Section 16 as addressed below.

The timing of this issuance, following the resignations of two directors, the Board's self-appointment of two replacement directors, and the emergence of organized shareholder dissatisfaction, raises a reasonable inference that it may have been undertaken to dilute the voting power of the Company's existing shareholders in anticipation of a vote on the composition of the Board. Demand is hereby made that the Company immediately disclose in writing:

(i) the date or dates of each issuance of shares after March 31, 2026;
(ii) the identity of each recipient and such recipient's relationship, if any, to the Company or any director, officer, or affiliate thereof;
(iii) the number of shares issued to each recipient and the consideration received;
(iv) the exemption from registration relied upon;
(v) the board resolutions or consents authorizing each issuance, and the instructions delivered to the Company's transfer agent, Transfer Online, Inc.; and
(vi) the corporate purpose of each issuance.

The Company and each director are placed on notice that any shares issued for the purpose or with the effect of influencing the outcome of the shareholder action demanded herein will be challenged as an inequitable manipulation of the shareholder franchise, that our clients will seek to enjoin the voting of such shares, and that, in any event, Article II, Section 3 of the Bylaws bars the voting of shares not transferred on the books of the Company at least thirty (30) days prior to any meeting, subject in all respects to applicable Wyoming law.

IV. Delinquent Section 16 Reports of Officers and Directors

The Company's common stock is registered under Section 12(g) of the Securities Exchange Act of 1934. Accordingly, every director and executive officer of the Company is subject to Section 16(a) and is required to file a Form 3 within ten (10) days of becoming a director or officer (irrespective of whether such person owns any securities), a Form 4 within two (2) business days of any change in beneficial ownership, and a Form 5 within forty-five (45) days after fiscal year end reporting any transactions not previously reported. A review of the SEC's EDGAR system, conducted under both the Company's CIK and the names of the Company's current and former directors and officers, indicates the following: (i) no Form 4 or Form 5 appears to have been filed by any current or former director or officer of the Company, notwithstanding multiple potentially reportable transactions; (ii) no Form 3 appears to have been filed by either of the two directors appointed on February 19, 2026; and (iii) even where initial Forms 3 were filed, they were filed late. The delinquencies include, without limitation:

(i) Steven Marshall (Director): No Form 3 has been located. Mr. Marshall's Form 3 was due on or about March 2, 2026, ten days after his February 19, 2026 appointment, and is now more than four months delinquent. A Form 3 is required notwithstanding that the 2025 Form 10-K reports that he holds no Company securities.
(ii) Jordan Fiksenbaum (Director): No Form 3 has been located. Mr. Fiksenbaum's Form 3 was due on or about March 2, 2026, ten days after his February 19, 2026 appointment, and is now

more than four months delinquent. A Form 3 is required notwithstanding that the 2025 Form 10-K reports that he holds no Company securities.

(iii) Richard Kaiser (Chief Financial Officer, Secretary, and Director): Mr. Kaiser filed a Form 3 on May 5, 2016, in his capacity as an officer, reporting 5,003,659 shares of common stock. He does not appear to have filed a Form 4 or Form 5, notwithstanding the following transactions disclosed in the Company's own filings: (a) his acquisition of 500,000 shares of Series A Preferred Stock in or about February 2020; (b) the December 7, 2020 exchange of those 500,000 Series A Preferred shares for 5,000,000 shares of common stock; and (c) each subsequent disposition reducing his holdings to the 1,664,801 shares reported in the 2025 Form 10-K. Each acquisition and disposition required a Form 4 within two business days, and each unreported transaction required a Form 5 within forty-five days after the applicable fiscal year end. Mr. Kaiser's delinquencies are particularly notable given that the Company holds him out as its corporate governance officer and its expert in SEC filings, and that he is the co-owner of an EDGAR filing agency.

(iv) Kayla Slick (Chief Operating Officer and Director): Ms. Slick's Form 3, reporting an event date of April 11, 2023, was not signed and filed until June 14, 2023, approximately sixty-four days after the event and well beyond the ten-day deadline. In addition, no Form 4 has been located reporting her indirect acquisition of 120,000 shares held through Greenstem Consulting Group, LLC, as disclosed in the 2025 Form 10-K.

(v) Grant Cramer (Chief Executive Officer and Director): Mr. Cramer's Form 3, reporting an event date of April 11, 2023, was not signed and filed until June 5, 2023, approximately fifty-five days after the event and well beyond the ten-day deadline, and any Forms 4 or 5 remain outstanding with respect to any transactions in Company securities during his service.

(vi) Frank Hagan, Jr. and Joshua Vance (former directors; resigned February 4 and February 10, 2026, respectively): Mr. Hagan's Form 3, reporting an event date of April 11, 2023, likewise was not filed until June 5, 2023. Based on our review of EDGAR, no Form 3 has been located for Mr. Vance. Any Forms 4 or 5 for transactions during their service remain outstanding; their resignations did not extinguish reporting obligations that accrued while they served.

In addition, if any portion of the approximately 2,778,572 shares issued after March 31, 2026 was issued to any director or officer, including in satisfaction of the $555,400 of accrued board fees or the $479,400 of accrued compensation owed to Mr. Kaiser reported in the 2025 Form 10-K, a Form 4 was required to be filed by such person within two business days of the transaction. No Form 4 has been located. Based upon our review of EDGAR, the pattern is unmistakable: in the entire history of the Company's current registration, no director or officer appears to have filed a single Form 4 or Form 5; the only Forms 3 on file either predate the transactions at issue or were themselves filed weeks late; and the two most recently appointed directors have filed nothing at all. This reflects a systemic disregard of the federal securities laws by the very persons charged with the Company's governance and disclosure compliance. Demand is hereby made that each of the foregoing persons immediately file all delinquent Section 16(a) reports and that the Company disclose all transactions in its securities by its directors and officers since January 1, 2020.

V. Inaccurate Item 405 Disclosure in the 2025 Form 10-K

The 2025 Form 10-K states, under "Section 16A Beneficial Ownership Reporting Compliance": "***<u>All Section 16A reporting is current with the filings of both Form 3s and Form 4s</u>***." That representation appears to have been false when made. As of April 14, 2026, the date the 2025 Form 10-K was signed and filed, the Forms 3 of Messrs. Marshall and Fiksenbaum were already more than six weeks overdue, and Mr. Kaiser's Forms 4 for the transactions described above were years overdue. The 2025 Form 10-K containing the false representation was signed and certified by Messrs. Cramer and Kaiser, the latter of whom the Company holds out as its SEC-filings expert. The Company is demanded to correct

this disclosure and to disclose all known Section 16(a) delinquencies as required by Item 405 of Regulation S-K.

VI. Record Date; Notice Against Entrenchment

The Company is requested to fix and disclose the record date for the demanded special meeting in accordance with Article III, Section 2 of the Bylaws and Wyo. Stat. Ann. § 17-16-707. The Company and each director are further placed on notice that any of the following actions taken after receipt of this letter will be treated as inequitable entrenchment undertaken to impair the shareholder franchise, and will be challenged accordingly: (a) any amendment of the Bylaws pursuant to Article XII, including any amendment of the special-meeting provisions of Article III, Section 5, having the purpose or effect of impairing, delaying, or frustrating the rights of shareholders to call, notice, hold, or vote at the demanded meeting; (b) any issuance of shares of common stock, preferred stock including Series A Preferred Stock having the purpose or effect of altering the voting power applicable to the demanded meeting; (c) any manipulation of the record date or the share transfer books; and (d) any exercise of the vacancy-filling power under Article IV, Section 3 of the Bylaws having the purpose or effect of frustrating the shareholders' right to elect directors at the demanded meeting. The Company is further demanded to instruct its transfer agent, Transfer Online, Inc., to preserve all records of issuances and transfers and not to give effect to any issuance or transfer intended to interfere with the demanded meeting.

VII. Demand for Corporate Records

A separate Demand for Inspection of Corporate Records pursuant to Wyo. Stat. Ann. §§ 17-16-1601 through 17-16-1604, stating the purposes of the inspection with reasonable particularity, is enclosed with and delivered concurrently with this letter. Without limiting that demand, the Company is requested to produce: all records relating to any annual or special meeting of shareholders (or the absence thereof) since January 1, 2020; all board resolutions, consents, and minutes relating to director appointments, resignations, and share issuances since January 1, 2024; the complete resignation correspondence of Messrs. Hagan and Vance; all transfer agent instructions and issuance records since January 1, 2026; and the Company's current shareholder list and record-holder ledger.

VIII. Demand for Resignation

In light of the foregoing, including the years-long failure to hold annual meetings, the perpetuation of board control through serial appointments, the undisclosed dilutive share issuance, and the numerous disclosure failures related to insider reporting obligations by each director of the Company, and without conceding any matter and in the alternative to the removal vote demanded herein, demand is made that each incumbent director immediately resign from the Board of Directors by written notice to the Company in accordance with Wyo. Stat. Ann. § 17-16-807 and Article IV, Section 3 of the Bylaws.

IX. Summary of Demands

The Company and each of you, to the extent within your authority or control, are hereby demanded to:

(i) Within thirty (30) days after delivery of the enclosed Demand for a Special Meeting to the Secretary, give notice of one special meeting of shareholders for the purposes stated in the Demand, including the election of directors, in accordance with Article III, Sections 1, 4, and 5 of the Bylaws and Wyo. Stat. Ann. §§ 17-16-702, 17-16-703, and 17-16-705;

(ii) Promptly fix, and disclose in writing to the shareholders, the record date and meeting date for the special meeting;

(iii) Hold the special meeting in accordance with the notice given, and at such meeting permit the shareholders to act on the matters stated in the Demand, including fixing the number of directors, removing incumbent directors, and electing directors to fill vacancies, so that the shareholders' right to elect the Board of Directors is fully effectuated at that meeting;

(iv) Cause the delinquent SEC filings described in Section IV above to be made immediately, including any required Form 8-K under Item 3.02, all required Forms 3, 4, and 5, and correction of the Item 405 disclosure in the 2025 Form 10-K;

(v) Refrain from issuing, authorizing, transferring, recording, recognizing, or counting any shares, and from amending the Bylaws, fixing or altering any record date, or filling any board vacancy, for the purpose or with the effect of diluting, delaying, defeating, or otherwise interfering with the demanded special meeting or the shareholders' right to elect and remove directors; and

(vi) Produce the corporate records described in Section VII above and comply with the accompanying statutory inspection demand.

X. Reservation of Rights

Nothing contained herein shall be deemed a waiver of any rights, remedies, claims, or defenses of the Represented Shareholders, all of which are expressly reserved, including without limitation the right to seek a summarily ordered shareholders' meeting under Wyo. Stat. Ann. § 17-16-703, injunctive and declaratory relief, the invalidation or sterilization of improperly issued shares, damages, attorneys' fees and costs, and all other relief available under Wyoming law, the federal securities laws, the Company's governing documents, or otherwise. The Represented Shareholders further reserve the right to bring the disclosure and reporting failures described herein to the attention of the SEC.

Very Truly Yours,

Brenda Hamilton
For the Firm

Enclosures:
i. Demand of Shareholders for a Special Meeting of Shareholders of Bravo Multinational Incorporated
ii. Demand for Inspection of Corporate Records of Bravo Multinational Incorporated

DEMAND OF SHAREHOLDERS FOR A SPECIAL MEETING OF SHAREHOLDERS OF BRAVO MULTINATIONAL INCORPORATED

TO: Richard Kaiser, Corporate Secretary
Bravo Multinational Incorporated
2020 General Booth Blvd., Unit 230, Virginia Beach, VA 23454
COPY TO: Each member of the Board of Directors of the Corporation, individually:
Grant Cramer, Director and Chief Executive Officer (grant@bravomultinational.com)
Richard Kaiser, Director and Chief Financial Officer (rich@bravomultinational.com; rich@yesinternational.com)
Kayla Slick, Director and Chief Operating Officer (kayla@bravomultinational.com)
Steven Marshall, Director (steven@bravomultinational.com)
Jordan Fiksenbaum, Director (jordan@bravomultinational.com)
c/o Bravo Multinational Incorporated, 2020 General Booth Blvd., Unit 230, Virginia Beach, VA 23454
AND TO: ISL, Inc., Registered Agent, 1912 Capitol Ave, Ste 500, Cheyenne, WY 82001 (info@incserv.com)

This Demand is presented to the Secretary of Bravo Multinational Incorporated, a Wyoming corporation (the "Corporation") as required by Article III, Section 5 of the Corporation's Bylaws. Because the Secretary is himself a director whose conduct is addressed herein, copies of this Demand are simultaneously delivered to each member of the Board of Directors individually and to the Corporation's registered agent in Wyoming, so that no director of the Corporation may claim lack of notice of this Demand or of the date of its delivery.

The undersigned (collectively, the "Demanding Shareholders") are the holders of record of an aggregate of 21,200,000 shares of the common stock, par value $0.0001 per share, of the Corporation. These shares represent more than twenty-five percent (25%) of the outstanding shares of the Corporation, and more than twenty-five percent (25%) of all votes entitled to be cast on the matters proposed to be considered at the Special Meeting demanded hereby. The Demanding Shareholders' holdings therefore satisfy both the twenty-five percent (25%) threshold stated in Article III, Section 5 of the Corporation's Bylaws and the maximum voting-power threshold permitted under Wyo. Stat. Ann. § 17-16-702(a)(ii), which requires demands signed, dated, and delivered by holders of at least ten percent (10%) of all votes entitled to be cast on any issue proposed to be considered unless the Articles of Incorporation fix a different percentage not exceeding twenty-five percent (25%). The percentage of votes entitled to be cast is stated separately from the percentage of shares because, under the Corporation's Articles of Incorporation, shares of Series A Preferred Stock (if any are outstanding) carry one hundred (100) votes per share; the Demanding Shareholders reserve all rights with respect to the calculation of outstanding voting power and demand that the Corporation confirm the number of shares and the number of votes entitled to be cast, by class and series, as of the record date.

Pursuant to Article III, Section 5 of the Bylaws and Wyo. Stat. Ann. § 17-16-702(a)(ii), the Demanding Shareholders hereby demand that the Corporation call, notice, and hold a special meeting of the shareholders of the Corporation (the "Special Meeting") as promptly as permitted under the Bylaws and Wyoming law, and in no event later than the earliest date consistent with the notice period prescribed by Article III, Sections 1 and 4 of the Bylaws and Wyo. Stat. Ann. § 17-16-705(a) (not less than ten (10) nor more than sixty (60) days' notice).

Purposes of the Special Meeting

The Special Meeting is demanded for, and notice thereof shall state, the following purposes, to be acted upon in the following order:

1. To fix the number of directors constituting the whole Board of Directors of the Corporation at five (which number shall be not less than one (1) nor more than fifteen (15)), by vote of the shareholders pursuant to Article IV, Section 2 of the Bylaws and Wyo. Stat. Ann. § 17-16-803;
2. To remove from the Board of Directors, with or without cause, pursuant to Wyo. Stat. Ann. § 17-16-808, each of the following directors: (i) Grant Cramer; (ii) Richard Kaiser; (iii) Kayla Slick; (iv) Steven Marshall; and (v) Jordan Fiksenbaum; and, for the avoidance of doubt, any other person elected or appointed to the Board of Directors after the date of this Demand other than by vote of the shareholders;
3. To elect directors, pursuant to Article IV, Sections 2 and 3 of the Bylaws and Wyo. Stat. Ann. §§ 17-16-805, 17-16-810, and 17-16-728, to fill all vacancies on the Board of Directors, howsoever arising, including vacancies resulting from the removals described above and any vacancies existing on the date of the Special Meeting, the shareholders being expressly authorized to fill such vacancies pursuant to Wyo. Stat. Ann. § 17-16-810 unless the Articles of Incorporation provide otherwise, such that the full number of directorships fixed under purpose 1 above is filled, each director so elected to serve until the next shareholders' meeting at which directors are elected and until his or her successor is duly elected and qualified;
4. After the matters set forth in items 1 through 3 above have been acted upon, to request that the Board of Directors then in office consider adopting and submitting to shareholders for approval, at a subsequent shareholders' meeting or by such other lawful procedure as may be available after required notice, an amendment to the Articles of Incorporation of the Corporation to expressly authorize shareholder action without a meeting by written consent in the manner contemplated by Wyo. Stat. Ann. § 17-16-704(b). For the avoidance of doubt, shareholders shall not vote on, and no shareholder approval shall be sought for, such amendment at the Special Meeting unless the Board of Directors has first duly adopted the amendment, duly submitted it to shareholders for approval, and the notice of the Special Meeting satisfies Wyo. Stat. Ann. § 17-16-1003(a)(iv). If those conditions are not satisfied, this item shall be treated solely as a request that the Board then in office consider such amendment following completion of the director-election matters. If the amendment is duly adopted by the Board and submitted for shareholder approval at a shareholders' meeting, the notice of such meeting shall state that one of its purposes is to consider the amendment and shall contain or be accompanied by a copy of the proposed amendment, substantially in the following form:

    > New Article [X] - Shareholder Action Without a Meeting. Any action required or permitted by the Wyoming Business Corporation Act to be taken at a shareholders' meeting may be taken without a meeting, and without prior notice, if consents in writing setting forth the action so taken are signed and dated by the holders of outstanding shares having not less than the minimum number of votes that would be required to authorize or take the action at a meeting at which all shares entitled to vote on the action were present and voted, and are delivered to the Corporation for inclusion in the minutes or filing with the corporate records. A consent signed pursuant to this Article has the effect of a vote taken at a meeting and may be described as such in any document. The Corporation shall give notice of action taken by less than unanimous written consent to nonconsenting voting shareholders and, if applicable, to nonvoting shareholders, within the time and in the manner required by Wyo. Stat. Ann. § 17-16-704. Electronic transmissions may be used to consent to an action to the extent permitted by Wyo. Stat. Ann. § 17-16-704. No written consent shall be effective to take the corporate action referred to therein unless, within sixty (60) days of the earliest date on which a consent delivered to the Corporation

as required by Wyo. Stat. Ann. § 17-16-704 was signed, written consents signed by sufficient shareholders to take the action have been delivered to the Corporation. A written consent may be revoked by a writing to that effect delivered to the Corporation before unrevoked written consents sufficient in number to take corporate action are delivered to the Corporation. Delivery of a written consent to the Corporation shall be made in the manner permitted by Wyo. Stat. Ann. § 17-16-704.

5. To transact procedural and other business incident to the foregoing purposes as may properly come before the Special Meeting or any adjournment thereof, it being understood that no business may be transacted at the Special Meeting except the purposes described in this Demand and in the notice of the Special Meeting.

Governing Bylaw and Statutory Provisions; Notice Requirements

This Demand is made, and the Special Meeting shall be called, noticed, and held, in accordance with the following provisions of the Corporation's Bylaws and the Wyoming Business Corporation Act, among others:

1. Article III, Section 5 of the Bylaws, which provides that a special meeting of the shareholders "shall be called by the corporation upon the written request of the holders of not less than twenty-five (25%) percent of the outstanding shares of the corporation," presented to the Secretary, and that the Secretary "shall then comply" with the notice provisions of Article III;
2. Article III, Section 1 of the Bylaws and Wyo. Stat. Ann. § 17-16-705(a), which require notice of the date, time, and place or means of communication of the meeting not less than ten (10) nor more than sixty (60) days before the meeting date;
3. Article III, Section 4 of the Bylaws and Wyo. Stat. Ann. §§ 17-16-702(d) and 17-16-705(c), which require that the notice of a special meeting state the purpose or purposes for which the meeting is called and limit business at the Special Meeting to those purposes;
4. Article III, Section 2 of the Bylaws, together with Wyo. Stat. Ann. § 17-16-707, governing the fixing of the record date for the determination of shareholders entitled to notice of and to vote at the Special Meeting, which record date may not be more than seventy (70) days before the meeting;
5. Article III, Sections 3 and 7 of the Bylaws, and Wyo. Stat. Ann. §§ 17-16-725 and 17-16-726, governing quorum and voting requirements for shareholder action and action by single and multiple voting groups;
6. Article IV, Section 2 of the Bylaws and Wyo. Stat. Ann. § 17-16-803, providing that the number of directors shall be specified in or fixed in accordance with the Articles of Incorporation or Bylaws, and that the number of directors may be fixed or changed within an authorized variable range in the manner provided therein;
7. Article IV, Section 3 of the Bylaws, governing director resignations and vacancies and authorizing the Board to fill vacancies, together with Wyo. Stat. Ann. §§ 17-16-805 and 17-16-810, governing terms of directors and vacancies on the Board of Directors, including vacancies caused by removal, and specifically Wyo. Stat. Ann. § 17-16-810, which authorizes shareholders to fill such vacancies unless the Articles of Incorporation provide otherwise;
8. Wyo. Stat. Ann. § 17-16-702, governing special meetings of shareholders, including special meetings demanded by holders of at least ten percent (10%) of all votes entitled to be cast on any issue proposed to be considered at the meeting, subject to any percentage fixed in the Articles of Incorporation not exceeding twenty-five percent (25%);

9. Wyo. Stat. Ann. § 17-16-728, governing the election of directors by a plurality of the votes cast by shares entitled to vote in the election at a meeting at which a quorum is present, unless otherwise provided in the Articles of Incorporation;
10. Wyo. Stat. Ann. § 17-16-808, governing the removal of directors by the shareholders with or without cause, subsection (d) of which provides that a director may be removed by the shareholders only at a meeting called for the purpose of removing the director and that the meeting notice shall state that the purpose, or one of the purposes, of the meeting is removal of the director;
11. Wyo. Stat. Ann. §§ 17-16-1003 and 17-16-1006, governing amendments to the Articles of Incorporation by the Board of Directors and shareholders and the filing of Articles of Amendment; Wyo. Stat. Ann. § 17-16-1003 requires Board adoption and submission before shareholder approval, and § 17-16-1003(a)(iv) requires that notice of any shareholders' meeting at which an amendment is submitted for approval state that the purpose, or one of the purposes, is to consider the amendment and contain or be accompanied by a copy of the amendment;
12. Article III, Section 8 of the Bylaws and Wyo. Stat. Ann. § 17-16-704, governing shareholder action by written consent, which is presently unavailable by less than unanimous consent unless the Articles of Incorporation authorize action by written consent in the manner contemplated by Wyo. Stat. Ann. § 17-16-704(b);
13. Wyo. Stat. Ann. § 17-16-729, governing inspectors of election, which requires a public corporation to appoint one or more inspectors to act at a meeting of shareholders and to make a written report of the inspectors' determinations, including the number of shares outstanding and the voting power of each, the shares represented at the meeting, the validity of proxies and ballots, the vote count, and the results; and
14. Wyo. Stat. Ann. § 17-16-703(a)(ii) and (b), governing court-ordered meetings and authorizing a court, on application of a shareholder who signed a valid special-meeting demand under Wyo. Stat. Ann. § 17-16-702, to summarily order that the Special Meeting be held if notice is not given within thirty (30) days after delivery to the Secretary or if the Special Meeting is not held in accordance with the notice, and to fix the time and place of the meeting, determine the shares entitled to participate, specify a record date, prescribe the form and content of the meeting notice, fix the quorum required or direct that the votes represented at the meeting constitute a quorum for specified matters, and enter other orders necessary to accomplish the purposes of the Special Meeting.

Record Date; Notice; Share Integrity

The Demanding Shareholders request that the Board of Directors promptly fix a record date for the Special Meeting in accordance with Article III, Section 2 of the Bylaws and Wyo. Stat. Ann. § 17-16-707, and promptly advise the undersigned, in writing, of the record date and meeting date so fixed. If the Corporation has not otherwise fixed a valid record date under Wyo. Stat. Ann. §§ 17-16-703 or 17-16-707, the record date for determining shareholders entitled to demand the Special Meeting is the date the first shareholder signed this Demand. The Corporation is also reminded of Article II, Section 3 of the Bylaws, subject in all respects to applicable Wyoming law, under which no person is entitled to vote shares at any meeting of shareholders unless such shares were transferred to that person on the books of the Corporation at least thirty (30) days prior to the meeting. The Corporation and its directors, officers, and transfer agent are hereby placed on notice that any issuance of shares, fixing or manipulation of the record date, amendment of the Bylaws, board appointment, proxy restriction, adjournment tactic, or other action taken after the date of this Demand for the purpose or with the effect of diluting, delaying, defeating, or otherwise interfering with the vote of the shareholders at the Special Meeting will be

challenged as unlawful, inequitable, and inconsistent with the shareholders' statutory and bylaw rights, and all rights and remedies with respect thereto are expressly reserved.

Summary Court Procedure and Statutory Consequence of Failure to Act

If notice of the Special Meeting is not given within thirty (30) days after the date this Demand is delivered to the Corporation's Secretary, or if the Special Meeting is not held in accordance with such notice, the Demanding Shareholders will apply to the district court of the county where the Corporation's principal office or, if none is in Wyoming, its registered office is located, pursuant to Wyo. Stat. Ann. § 17-16-703(a)(ii) and (b), for an order summarily directing that the Special Meeting be held. As provided in Wyo. Stat. Ann. § 17-16-703(b), the court may fix the time and place of the meeting, determine the shares entitled to participate in the meeting, specify a record date, prescribe the form and content of the meeting notice, fix the quorum required for specific matters to be acted upon or direct that the votes represented at the meeting constitute a quorum for action on those matters, and enter other orders necessary to accomplish the purposes of the Special Meeting. In any such proceeding, the Demanding Shareholders will request expedited consideration and will seek all relief necessary to protect the shareholder franchise, including relief concerning the voting or exclusion of disputed shares, the appointment or required use of independent inspectors of election, the preservation of transfer agent and corporate records, and any other relief required to prevent delay, dilution, or entrenchment. The notice required within such thirty (30)-day period must set a meeting date consistent with the notice window prescribed by Article III, Section 1 of the Bylaws and Wyo. Stat. Ann. § 17-16-705(a) (not less than ten (10) nor more than sixty (60) days after notice is given), and the giving of notice setting an unreasonably distant meeting date will be treated as a failure to comply.

This Demand may be executed in one or more counterparts, including by electronic signature or electronic transmission to the extent permitted by applicable law, each of which shall be deemed an original and all of which together shall constitute one and the same instrument. This Demand is executed by the undersigned as holders of record of the shares set forth below and shall remain in effect until the Special Meeting demanded hereby has been duly held.

IN WITNESS WHEREOF, the undersigned Demanding Shareholders have executed this Demand as of the dates set forth below.

SHAREHOLDER:
La La La, LLC

DocuSigned by:
By: Brian Lemke ______________________ (signature)
592D94710F59463...
Print Name: Brian Lemke
Title: Managing Member

Class/Series of Shares Held: Common Stock
Number of Shares Held of Record: 2,000,000
Voting Power Represented (number of votes entitled to be cast): 2,000,000
Date: 7/8/2026

SHAREHOLDER:
Josh Rowland

DocuSigned by:
By: Josh Rowland ______________________ (signature)
82A8E0CB54C64D0...

Class/Series of Shares Held: Common Stock

Number of Shares Held of Record: 2,000,000
Voting Power Represented (number of votes entitled to be cast): 2,000,000
Date: 7/8/2026

SHAREHOLDER:
WTFJ Investments LLC

DocuSigned by:
By: ______________________ (signature)
147F86A1586D408...
Print Name: Wayne Jefferies
Title: Manager

Class/Series of Shares Held: Common Stock
Number of Shares Held of Record: 8,000,000
Voting Power Represented (number of votes entitled to be cast): 8,000,000
Date: 7/8/2026

SHAREHOLDER:
Carbon Capital Corp

Signed by:
By: David Appell (signature)
320578853A33403...
Print Name: David Appell
Title: President

Class/Series of Shares Held: Common Stock
Number of Shares Held of Record: 1,400,000
Voting Power Represented (number of votes entitled to be cast): 1,400,000
Date: 7/8/2026

SHAREHOLDER:
Broco Global, LLC

DocuSigned by:
By: Chad Doher (signature)
99E06EE792B84C9...
Print Name: Chad Doher
Title: Manager

Class/Series of Shares Held: Common Stock
Number of Shares Held of Record: 2,000,000
Voting Power Represented (number of votes entitled to be cast): 2,000,000
Date: 7/8/2026

SHAREHOLDER:
United Resources, LLC

DocuSigned by:
By: Chad Doher (signature)
99E06EE792B84C9...
Print Name: Chad Doher
Title: Manager

Class/Series of Shares Held: Common Stock
Number of Shares Held of Record: 2,000,000
Voting Power Represented (number of votes entitled to be cast): 2,000,000

Date: 7/8/2026

SHAREHOLDER:
Executive Real Estate LLC

Signed by:
By: ______________________ (signature)
98ABBD97AE05486...
Print Name: Paul D'Agnese
Title: manager

Class/Series of Shares Held: Common Stock
Number of Shares Held of Record: 1,300,000
Voting Power Represented (number of votes entitled to be cast): 1,300,000
Date: 7/9/2026

SHAREHOLDER:
Richard Tavano

DocuSigned by:
By: Richard Tavano (signature)
3733E808EC164EC...

Class/Series of Shares Held: Common Stock
Number of Shares Held of Record: 2,000,000
Voting Power Represented (number of votes entitled to be cast): 2,000,000
Date: 7/8/2026

SHAREHOLDER:
Daniel McKean

Signed by:
By: Daniel McKean (signature)
7DBC7B5F9BF14C9...

Class/Series of Shares Held: Common Stock
Number of Shares Held of Record: 250,000
Voting Power Represented (number of votes entitled to be cast): 250,000
Date: 7/9/2026

SHAREHOLDER:
Laura Peifer

DocuSigned by:
By: Laura Peifer (signature)
69679D25BCB446F...

Class/Series of Shares Held: Common Stock
Number of Shares Held of Record: 250,000
Voting Power Represented (number of votes entitled to be cast): 250,000
Date: 7/9/2026

DEMAND FOR INSPECTION OF CORPORATE RECORDS OF BRAVO MULTINATIONAL INCORPORATED

TO: Richard Kaiser, Corporate Secretary
Bravo Multinational Incorporated
2020 General Booth Blvd., Unit 230, Virginia Beach, VA 23454
COPY TO: Each member of the Board of Directors of the Corporation, individually

Date: July 8, 2026

The undersigned (collectively, the "Demanding Shareholders") are the holders of record of an aggregate of 21,200,000 shares of the common stock of Bravo Multinational Incorporated, a Wyoming corporation (the "Corporation"), representing approximately 44.5% of the Corporation's outstanding common stock based on the 47,641,010 shares reported by the Company as outstanding in its Quarterly Report on Form 10-Q for the period ended March 31, 2026. Each of the Demanding Shareholders has been a holder of record for at least six (6) months immediately preceding this Inspection Demand, and the Demanding Shareholders collectively are the holders of record of at least five percent (5%) of all the outstanding shares of the Corporation, thereby satisfying the eligibility requirements of Wyo. Stat. Ann. § 17-16-1602(b). This Demand for Inspection of Corporate Records (this "Inspection Demand") is made pursuant to Wyo. Stat. Ann. §§ 17-16-1601 through 17-16-1604 and the common law of the State of Wyoming. To the extent any record demanded herein is subject to inspection under Wyo. Stat. Ann. § 17-16-1602(a), the Demanding Shareholders are entitled to inspect it without regard to the eligibility requirements of subsection (b).

Pursuant to Wyo. Stat. Ann. §§ 17-16-1602 and 17-16-1604, the Demanding Shareholders hereby demand, upon at least five (5) business days' written notice as provided by statute, to inspect and copy, during regular business hours at the Corporation's principal office or such other reasonable location as the parties may agree, the records of the Corporation described below. The Demanding Shareholders may be accompanied by their attorneys, accountants, and other agents, and may make copies or extracts, including electronic copies if available and so requested, as permitted by Wyo. Stat. Ann. § 17-16-1603.

Statement of Purpose

The Demanding Shareholders' purposes for this Inspection Demand, each of which is a proper purpose reasonably related to their interests as shareholders within the meaning of Wyo. Stat. Ann. § 17-16-1602(c), are as follows: (i) to determine the identity, holdings, voting power, and record dates of the Corporation's shareholders in order to communicate with fellow shareholders concerning the special meeting demanded by the Demanding Shareholders and the election and removal of directors; (ii) to investigate the circumstances of, and consideration and authorization for, the issuance of shares of the Corporation's common stock after March 31, 2026, which appear to have increased the outstanding shares by approximately 5.8%; (iii) to investigate the Corporation's failure to hold annual meetings of shareholders and the appointment of directors without shareholder election; (iv) to investigate potential breaches of fiduciary duty, mismanagement, and violations of the federal securities laws by the Corporation's directors and officers; and (v) to value the Demanding Shareholders' shares. These purposes and the records requested below are described with the reasonable particularity required by Wyo. Stat. Ann. § 17-16-1602(c).

Records Demanded

The Demanding Shareholders demand to inspect and copy the following records of the Corporation:

1. The Corporation's current record of shareholders, or shareholder list, certified by the Corporation's Secretary or transfer agent, giving the names and addresses of all shareholders of record, arranged by voting group and within each voting group by class and series of shares, showing the number and class or series of shares held by each, the voting power of each, and the dates on which such shares were transferred on the books of the Corporation, including records required or contemplated by Wyo. Stat. Ann. §§ 17-16-720 and 17-16-1602(b)(iii);
2. The Corporation's stock transfer ledger and all records reflecting issuances, transfers, cancellations, and repurchases of the Corporation's common stock, preferred stock, and Series A Preferred Stock since January 1, 2020, including all instructions to and communications with the Corporation's transfer agent, Transfer Online, Inc.;
3. All records of any issuance of shares of the Corporation on or after January 1, 2026, including the date of issuance, the number and class or series of shares issued, the identity of each recipient, the consideration received, the exemption from registration relied upon, and all board resolutions, written consents, subscription agreements, and other documents authorizing or effecting each such issuance;
4. The minutes of all meetings of the shareholders of the Corporation, and all records of action taken by the shareholders without a meeting, since January 1, 2020, together with all notices, waivers, proxies, ballots, and voting records relating thereto;
5. The minutes of all meetings of the Board of Directors and any committee of the Board, and all records of action taken by the Board or any committee without a meeting, since January 1, 2024, including all resolutions and written consents relating to the appointment or resignation of directors and officers and the issuance of securities;
6. All records reflecting the appointment, election, resignation, or removal of any director or officer of the Corporation since January 1, 2023, including the written resignation notices and any accompanying correspondence of Frank Hagan, Jr. and Joshua Vance;
7. The Corporation's Articles of Incorporation and all amendments thereto, and the Bylaws of the Corporation and all amendments thereto, each as currently in effect;
8. All records reflecting the accrued and unpaid compensation of the Corporation's directors and officers, including the $555,400 of accrued board fees and the $479,400 of accrued compensation owed to Richard Kaiser reported in the 2025 Form 10-K, and any agreement or plan to satisfy such amounts in shares of the Corporation; and
9. All communications and agreements between the Corporation and any recipient of shares issued after March 31, 2026 relating to such issuance.

Manner, Time, and Place

The Demanding Shareholders request that the Corporation confirm, within five (5) business days of delivery of this Inspection Demand, a date, time, and place for the inspection to commence, which shall be not later than a reasonable time following such confirmation. If the Corporation fails to permit inspection as demanded, the Demanding Shareholders will apply to the district court for the county in which the Corporation's principal office, or, if none in Wyoming, its registered office, is located, pursuant to Wyo. Stat. Ann. § 17-16-1604, for an order compelling inspection and copying of the records, and will seek their costs, including reasonable attorneys' fees, to the extent provided by that section.

This Inspection Demand may be executed in one or more counterparts. The undersigned execute this Inspection Demand as holders of record of the shares set forth below.

SHAREHOLDER:
La La La, LLC

DocuSigned by:
BRIAN LEMKE
592D94710F59463...

By: ______________________________ (signature)

Print Name: Brian Lemke
Title: Managing Member

Class/Series of Shares Held: Common Stock
Number of Shares Held of Record: 2,000,000
Voting Power Represented (number of votes entitled to be cast): 2,000,000
Date: 7/8/2026

SHAREHOLDER:
Josh Rowland

By: DocuSigned by: Josh Rowland 82A8E0CB54C64D0... (signature)

Class/Series of Shares Held: Common Stock
Number of Shares Held of Record: 2,000,000
Voting Power Represented (number of votes entitled to be cast): 2,000,000
Date: 7/8/2026

SHAREHOLDER:
WTFJ Investments LLC

By: DocuSigned by: 147F86A1586D408... (signature)
Print Name: Wayne Jefferies
Title: Manager

Class/Series of Shares Held: Common Stock
Number of Shares Held of Record: 8,000,000
Voting Power Represented (number of votes entitled to be cast): 8,000,000
Date: 7/8/2026

SHAREHOLDER:
Carbon Capital Corp

By: Signed by: David Appell 320578853A33403... (signature)
Print Name: David Appell
Title: President

Class/Series of Shares Held: Common Stock
Number of Shares Held of Record: 1,400,000
Voting Power Represented (number of votes entitled to be cast): 1,400,000
Date: 7/8/2026

SHAREHOLDER:
Broco Global, LLC

By: DocuSigned by: Chad Doher 99E06EE792B84C9... (signature)
Print Name: Chad Doher
Title: Manager

Class/Series of Shares Held: Common Stock

Number of Shares Held of Record: 2,000,000
Voting Power Represented (number of votes entitled to be cast): 2,000,000
Date: 7/8/2026

SHAREHOLDER:
United Resources, LLC

DocuSigned by:
By: Chad Doher (signature)
99E06EE792B84C9...
Print Name: Chad Doher
Title: Manager

Class/Series of Shares Held: Common Stock
Number of Shares Held of Record: 2,000,000
Voting Power Represented (number of votes entitled to be cast): 2,000,000
Date: 7/8/2026

SHAREHOLDER:
Executive Real Estate LLC

Signed by:
By: ______________________ (signature)
98ABBD97AE05486...
Print Name: Paul D'Agnese
Title: manager

Class/Series of Shares Held: Common Stock
Number of Shares Held of Record: 1,300,000
Voting Power Represented (number of votes entitled to be cast): 1,300,000
Date: 7/9/2026

SHAREHOLDER:
Richard Tavano

DocuSigned by:
By: Richard Tavano (signature)
3733E808EC164EC...

Class/Series of Shares Held: Common Stock
Number of Shares Held of Record: 2,000,000
Voting Power Represented (number of votes entitled to be cast): 2,000,000
Date: 7/8/2026

SHAREHOLDER:
Daniel McKean

Signed by:
By: Daniel Mckean (signature)
7DBC7B5F9BF14C9...

Class/Series of Shares Held: Common Stock
Number of Shares Held of Record: 250,000
Voting Power Represented (number of votes entitled to be cast): 250,000
Date: 7/9/2026

SHAREHOLDER:
Laura Peifer

DocuSigned by:

By: Laura Peifer (signature)

69679D25BCB446F...

Class/Series of Shares Held: Common Stock
Number of Shares Held of Record: 250,000
Voting Power Represented (number of votes entitled to be cast): 250,000
Date: 7/9/2026

MG
MILAN GROUP

Member New York State Bar

Milan Saha
80 Barton Road
Plattsburgh, NY 12901
E: Milan@milangroup.us
M : (646) 397-9056

August 13, 2026

VIA ELECTONIC MAIL AND OVERNIGHT FEDERAL EXPRESS

Transfer Online, Inc.
512 SE Salmon Ste.
Portland, OR 97214

Attn: Danny Harris, Operations Manager, daniel@transferonline.com

Copies To:
Grant Cramer, Chief Executive Officer
grant@bravomultinational.com
Richard Kaiser, Chief Financial Officer & Secretary
rich@bravomultinational.com; rich@yesinternational.com
Kayla Slick, Chief Operating Officer & Director
kayla@bravomultinational.com
Steven Marshall, Director
steven@bravomultinational.com
Jordan Fiksenbaum, Director
jordan@bravomultinational.com
ISL, Inc., Registered Agent
1912 Capitol Ave, Ste 500, Cheyenne, WY 82001

Re: Bravo Multinational Incorporated (OTC: BRVO) - NOTICE OF SHAREHOLDER DISPUTE; DEMAND FOR FREEZE ON TRANSFER AGENT ACTIVITY; PRESERVATION OF RECORDS

Dear Transfer Online, Inc.:

We represent the majority shareholders ("Represented Shareholders") of Bravo Multinational Incorporated, a Wyoming corporation (the "Company"), who collectively hold more than 50% of the Company's outstanding common stock.

This letter provides notice that:

(1) A material shareholder dispute exists concerning the corporate governance between the Represented Shareholders and the Company's Board of Directors (the "Board") bringing the authority of the Board into dispute;
(2) On July 8, 2026, the Represented Shareholders delivered a formal statutory demand to the Company pursuant to Article III, Section 5 of the Company's Bylaws and Wyo. Stat. Ann. § 17-16-702, demanding a special meeting of shareholders for the purposes of removing the incumbent directors and electing a new Board, a copy of which is attached hereto at Exhibit A;

(3) The Company has failed to comply with this demand within the statutory 30-day period, has not noticed the demanded special meeting, and – as far as we know – has not transmitted the instruction to this transfer agent;
(4) The Represented Shareholders intend to seek a court-ordered shareholder meeting pursuant to Wyo. Stat. Ann. § 17-16-703 as the 30-day window for the Company to promptly comply has lapsed;
(5) The formal demand also expressly instructed the Board to cause the Company's transfer agent to preserve all records and refrain from processing any issuances or transfers intended to dilute shareholder voting power or interfere with the demanded meeting; and
(6) The Board, without informing the majority Represented Shareholders, issued approximately 2,678,571 shares (roughly 5% of previously reported shares) on May 27, 2026 in an undisclosed manner only now filing an 8-k disclosing the issuance on after March 31, 2026. The issuance of this large amount of stock – to insiders- was clearly a material event requiring a timely 8-k and the failure to do so indicates either (i) a purpose of diluting shareholder voting power in anticipation of the demanded shareholder action and potential dispute and/or (ii) gross incompetence in its SEC disclosure compliance. Thus, the Board will be removed by the Represented Shareholders at the court ordered shareholder meeting and any and all actions of the Board until then should be considered ultra vires and without corporate authority.

IMMEDIATE ACTIONS REQUIRED

Effective immediately, you are instructed as follows:

1. FREEZE ALL TRANSFER AGENT ACTIVITY. Do not process, record, or give effect to any of the following without our express written consent or a court order:

- Any new issuance of shares of common stock or any other class or series of securities;
- Any transfer of shares between parties;
- Any amendment to the Company's shareholder records or transfer ledger;
- Any manipulation or alteration of the record date or share transfer books;
- Any action taken pursuant to instructions from the Company's current management that would have the purpose or effect of diluting voting power, delaying the demanded shareholder meeting, or impairing shareholder franchise rights.

2. PRESERVE ALL RECORDS. You shall preserve and maintain in their current state all transfer agent records, including but not limited to:

- All shareholder records and transfer ledgers;
- All records of issuances and transfers dating back to January 1, 2020;
- All instructions received from the Company, its officers, or its directors regarding issuances, transfers, or record date manipulations;
- All communications concerning the untimely disclosed share issuance(s) that occurred or or about May 27, 2026;
- Any communications you receive from the Company, its officers, or its directors regarding share issuances, transfers, record dates, or any response to this letter.

3. ACKNOWLEDGE RECEIPT AND NOTIFY US. Please confirm receipt of this letter and your agreement to comply with these instructions within two (2) business days by email to me. Additionally, please notify us immediately of any communications you receive from the Board or any officers regarding share issuances, transfers, or any instructions that conflict with this letter.

LEGAL BASIS AND AUTHORITY

The Represented Shareholders' authority to make these demands derives from:

- Their status as record holders of more than 50% of the Company's outstanding common stock;

- Article III, Section 5 of the Company's Bylaws, which explicitly grants shareholders holding 25% or more of outstanding shares the right to demand a special shareholder meeting;

- Wyo. Stat. Ann. §§ 17-16-702 and 17-16-703, which provide statutory rights to demand and obtain a court-ordered special meeting of shareholders;
- Article VI, Section 3 of the Bylaws and Wyoming common law, which authorize and require the transfer agent to refuse to give effect to transfers, issuances, or other actions that are inequitable, undertaken in breach of fiduciary duty, or designed to impair shareholder franchise rights;
- The fundamental principle of agency and trust law, which prohibits a transfer agent from facilitating unlawful or inequitable actions undertaken by its principal (the Company) when the transfer agent has actual notice of those actions' impropriety or a dispute regarding the impropriety of such actions.

BACKGROUND AND FACTUAL BASIS

Our clients represent a controlling shareholder group that acquired what they understood to be a controlling interest in the Company in April 2023. Since that time, the Represented Shareholders developed concerns regarding governance, board participation, corporate recordkeeping, capitalization and SEC reporting culminating in the demand letter for a shareholder meeting sent to the Board.

On July 8, 2026, our clients delivered the formal statutory demand referenced above. As of August 12, 2026—more than 30 days after delivery—the Company has not:

- Noticed the demanded special meeting;
- Complied with any of the shareholder demands;
- Provided required SEC filings (Form 8-K) announcing receipt of the shareholder demand;
- Made any public disclosure of the shareholder action; or
- Transmitted any instruction to the transfer agent to preserve records and cease processing dilutive transactions.

In apparent anticipation of this shareholder dispute, the Board issued approximately 2,778,572 shares (5.8% dilution), AND did not timely disclose this material event in an 8-k only filing one August 11, 2026 and still has not been reported under Section 16. The timing and circumstances of this issuance—following director resignations, board self-appointments of new directors without shareholder approval, and in response to organized shareholder opposition—raise a strong inference that it was undertaken to dilute voting power and entrench the incumbent board against shareholder will.

Because the Company has not complied with our July 8 instruction to transmit this letter's substance to you, we are sending it directly to ensure you receive immediate notice of these issues and the shareholder rights at stake.

INDEMNITY AND LIABILITY NOTICE

Transfer Online, Inc., and its officers and agents are hereby placed on formal notice that:

- Any processing, recognition, or giving effect to share issuances or transfers contrary to these instructions will constitute breach of duty to our clients as equitable owners and will expose you to liability for damages, disgorgement, injunctive relief, and attorneys' fees and costs;
- Any failure to preserve the records identified above may constitute destruction of evidence material to litigation and will expose you to sanctions, contempt proceedings, and claims for damages;
- Any communications with the Company's officers or directors regarding this letter, its instructions, or any conflicting directives should be disclosed to our counsel immediately to avoid claims of collusion in entrenchment; and

- Our clients reserve all rights and remedies available at law and in equity, including rights to seek temporary restraining orders, preliminary injunctions, court orders compelling compliance, and other emergency equitable relief if you fail to comply with these instructions or if you process any transactions in violation thereof.

ANTICIPATED LITIGATION AND DISCOVERY

Our clients are retaining Wyoming litigation counsel and intend to file for a court-ordered shareholder meeting within the next 5 business days as the Company has not complied with the July 8 demand. In the event the filed litigation is disputed, you will likely receive a subpoena for documents and testimony. To minimize the expense and burden of contested discovery, we strongly encourage you to:

- Produce all transfer agent records requested by our litigation counsel;
- Preserve all records and communications with the Company and our clients;
- Promptly notify our litigation counsel of any communications you receive from the Company regarding share issuances, transfers, or record dates pending the outcome of the shareholder action; and
- Acknowledge these instructions in writing so there is no dispute regarding the date, content, and receipt of the notice you received.

CONCLUSION

Transfer Online, Inc. occupies a position of trust and responsibility as the Company's transfer agent. That role carries duties to all shareholders, not merely to current management. When the transfer agent receives notice—as you now have—that current management is acting in breach of fiduciary duty and in violation of shareholder franchise rights, the transfer agent's duty is to decline to facilitate those actions and to preserve the shareholder's equitable interests.

We expect your prompt acknowledgment of these instructions and your confirmation that all transfer agent activity has been frozen pending resolution of the shareholder dispute.

Please direct all future communications regarding this matter to me.

Sincerely,

/s/: Milan Saha

____

Milan Saha, Esq.

Copies To:

Board of Directors / Officers / Shareholders (via email)

Grant Cramer (Chief Executive Officer & Director)

Richard Kaiser (Chief Financial Officer, Secretary & Director)

Kayla Slick (Chief Operating Officer & Director)

Steven Marshall (Director)

Jordan Fiksenbaum (Director)

[Contined]

Registered Agent / Other Parties (via certified mail)

ISL, Inc., Registered Agent, 1912 Capitol Ave, Ste 500, Cheyenne, WY 82001

Majority Shareholders (via counsel):

La La La, LLC (Brian Lemke)

Josh Rowland

WTFJ Investments LLC (Wayne Jefferies)

Carbon Capital Corp (David Appell)

Broco Global, LLC and United Resources, LLC (Chad Doher)

Executive Real Estate LLC (Paul D'Agnese)

Richard Tavano

Daniel McKean

Laura Peifer

Exhibit A

Demand Letter Dated July 8, 2026

Hamilton & Associates Law Group, P.A.

A Professional Association
Attorneys and Counselors at Law
200 E. Palmetto Park Rd, Suite 103
Boca Raton, Florida 33432
Telephone:561-416-8956
Email: info@securitieslawyer101.com
Firm Website: www.securitieslawyer101.com

July 8, 2026

VIA EMAIL AND OVERNIGHT FEDERAL EXPRESS

Board of Directors
Bravo Multinational Incorporated
Attn: Grant Cramer (grant@bravomultinational.com); Richard Kaiser (rich@bravomultinational.com; rich@yesinternational.com); Kayla Slick (kayla@bravomultinational.com); Steven Marshall (steven@bravomultinational.com); Jordan Fiksenbaum (jordan@bravomultinational.com)
2020 General Booth Blvd., Unit 230, Virginia Beach, VA 23454
Attn: Richard Kaiser, Corporate Secretary
Copy: ISL, Inc., Registered Agent, 1912 Capitol Ave, Ste 500, Cheyenne, WY 82001 (info@incserv.com)

Re: Shareholder Demand for Special Meeting Pursuant to Article III, Section 5 of the Bylaws; Failure to Hold Annual Meetings of Shareholders; Undisclosed Issuance of Shares and Failure to File Form 8-K; Delinquent Section 16 Reports; Demand for Corporate Records; and Notice Against Entrenchment

Dear Members of the Board and Mr. Kaiser, as Corporate Secretary:

We represent certain shareholders (the "Represented Shareholders") of Bravo Multinational Incorporated, a Wyoming corporation (the "Company"), who are the holders of record of an aggregate of 21,200,000 shares of the Company's common stock, representing more than twenty-five percent (25%) and approximately 44.5% of the Company's outstanding common stock based on the 47,641,010 shares reported by the Company as outstanding in its Quarterly Report on Form 10-Q for the period ended March 31, 2026 (the "Q1 Form 10-Q").

I. Statutory Demand for a Special Meeting of Shareholders

Enclosed is a Demand of Shareholders for a Special Meeting of Shareholders (the "Demand"), executed by record shareholders holding more than twenty-five percent (25%) of the Company's outstanding common stock and more than twenty-five percent (25%) of the votes entitled to be cast on the matters proposed to be considered at the meeting. These holdings satisfy the twenty-five percent (25%) threshold stated in Article III, Section 5 of the Company's Bylaws and independently satisfy Wyo. Stat. Ann. § 17-16-702(a)(ii), which requires a Wyoming corporation to hold a special meeting upon written demands signed, dated, and delivered by holders of at least ten percent (10%) of all votes entitled to be cast on any issue proposed to be considered, subject only to any different percentage fixed in the Articles of Incorporation not exceeding twenty-five percent (25%). Accordingly, the Demand satisfies the maximum percentage permitted under the statute and is a statutory demand, not a discretionary request.

The Demand states the purposes of the meeting, to be acted upon in sequence, including: (i) fixing the number of directors constituting the whole Board pursuant to Article IV, Section 2 of the

Bylaws and Wyo. Stat. Ann. § 17-16-803; (ii) removing directors with or without cause pursuant to Wyo. Stat. Ann. § 17-16-808; (iii) electing directors to fill vacancies and to serve until the next shareholders' meeting at which directors are elected and until their successors are elected and qualify, pursuant to Article IV, Sections 2 and 3 of the Bylaws and Wyo. Stat. Ann. §§ 17-16-805, 17-16-810, and 17-16-728; and (iv) after the foregoing director-election matters have been acted upon, requesting that the Board of Directors then in office consider adopting and submitting to shareholders, at a subsequent shareholders' meeting or by such other lawful procedure as may be available after required notice, an amendment to the Articles of Incorporation to authorize shareholder action by written consent in the manner contemplated by Wyo. Stat. Ann. § 17-16-704(b).

Consistent with Article III, Section 4 of the Bylaws and Wyo. Stat. Ann. §§ 17-16-705(c) and 17-16-808(d), the notice of the meeting must state each such purpose, including the removal of directors. If an amendment to the Articles of Incorporation is to be submitted to shareholders for approval, such submission may occur only after the Board has duly adopted the amendment and otherwise complied with Wyo. Stat. Ann. § 17-16-1003, including any required notice containing or accompanied by a copy of the proposed amendment. Article III, Section 5 provides that upon presentation of such a request the Secretary "shall" comply with the notice provisions applicable to shareholder meetings.

This letter, the enclosed Demand of Shareholders for a Special Meeting, and the enclosed Demand for Inspection of Corporate Records are being delivered by email and overnight courier to Richard Kaiser, as Corporate Secretary of the Company, with simultaneous copies by email to each member of the Board of Directors and by overnight courier to the Company's Wyoming registered agent. Delivery to the Corporate Secretary shall constitute delivery for purposes of Wyo. Stat. Ann. §§ 17-16-702 and 17-16-703.

Please be further advised that if notice of the special meeting is not given to the shareholders within thirty (30) days after delivery of the Demand to the Secretary, or if the meeting is not thereafter held in accordance with such notice, our clients will promptly apply to the Wyoming district court for the county in which the Company's principal office, or if none is in Wyoming, its registered office, is located, for a summary order directing that the meeting be held pursuant to Wyo. Stat. Ann. § 17-16-703(a)(ii) and (b). In that application, our clients will request all relief necessary to make the meeting effective, including an order fixing the time and place of the meeting, specifying the record date, determining the shares and voting power entitled to participate, prescribing the form and content of the notice, fixing the quorum or directing that the votes represented at the meeting constitute a quorum for specified matters, requiring independent inspectors of election, and enjoining or disregarding any shares, record-date manipulation, bylaw amendment, board appointment, or other action taken for the purpose or with the effect of impairing the shareholder franchise. For the avoidance of doubt, the notice required within such thirty (30)-day period must set a meeting date consistent with the notice window prescribed by Article III, Section 1 of the Bylaws (not less than ten (10) nor more than sixty (60) days after notice is given); the giving of notice setting an unreasonably distant meeting date, or otherwise inconsistent with the Bylaws and Wyoming law, will be treated as a failure to comply and will likewise entitle our clients to seek relief under Wyo. Stat. Ann. § 17-16-703.

Nothing in this letter or the enclosed Demand shall be construed as requiring the Demanding Shareholders to wait thirty (30) days before seeking emergency injunctive or declaratory relief if the Company or any director, officer, agent, or affiliate takes or threatens action designed to dilute, delay, defeat, or otherwise interfere with the demanded meeting, the fixing of a lawful record date, the voting of shares, or the shareholders' statutory right to elect and remove directors.

II. Failure to Hold Annual Meetings of Shareholders

Article III, Section 1 of the Bylaws provides that an annual meeting of shareholders shall be held annually, within five (5) months of the end of each fiscal year, at which time the shareholders elect the Board of Directors, while also permitting the Board of Directors to cause the annual meeting to be held on such other date in any year as it determines to be in the best interests of the Company. The Company's fiscal year ends December 31. No annual meeting has been held within the five-month period following fiscal year end, and, on information and belief, no annual meeting of shareholders has been held for years. Wyo. Stat. Ann. § 17-16-701(a) likewise requires a corporation to hold an annual meeting of shareholders unless directors are elected by written consent in lieu of an annual meeting as permitted by Wyo. Stat. Ann. § 17-16-704.

Instead of standing for election, incumbent directors have perpetuated their own tenure through serial board appointments. The Company's public filings reflect that upon the February 4 and February 10, 2026 resignations of Messrs. Hagan and Vance, the remaining directors, rather than calling the overdue annual meeting, appointed Messrs. Marshall and Fiksenbaum to the Board on February 19, 2026 to fill purported vacancies. Indeed, based on the Company's filings, no member of the current Board appears to have been elected by the shareholders while the Company has been a Wyoming corporation: Mr. Kaiser became an officer of the Company in or about 2016 and a director thereafter; Mr. Cramer and Ms. Slick were appointed by the then-incumbent Board effective April 11, 2023 (as reflected in the Company's own Section 16 filings); and Messrs. Marshall and Fiksenbaum were appointed on February 19, 2026 — in each case without any vote of the shareholders. Directors hold over after expiration of their terms under Wyo. Stat. Ann. § 17-16-805(e) only until a successor is elected and qualifies or until there is a decrease in the number of directors; the holdover rule exists to prevent vacancies from disabling corporate action, not to permit incumbents to avoid elections indefinitely and appoint their own successors. The Demanding Shareholders contend that the incumbent directors' continued occupancy of their positions, while depriving shareholders of the regular opportunity to elect directors required by the Bylaws and Wyoming law, is improper, inequitable, and subject to challenge.

Demand is hereby made that the Company promptly notice and hold a special meeting of shareholders for the election of directors, which single meeting shall serve to cure the Company's failure to hold the overdue annual meeting; the shareholders do not demand two separate meetings, and the election of directors may be accomplished at the special meeting demanded herein. Our clients reserve the right to seek a court-ordered meeting pursuant to Wyo. Stat. Ann. § 17-16-703(a)(i).

III. Undisclosed Share Issuance; Failure to File Form 8-K (Item 3.02); SEC Disclosure Failures

The Company's 2025 Form 10-K reported 47,641,011 shares of common stock outstanding as of April 14, 2026, and its Q1 Form 10-Q reported 47,641,010 shares issued and outstanding as of March 31, 2026. As of July 5, 2026, OTC Markets reports 50,419,582 shares outstanding, an increase of 2,778,572 shares, or approximately 5.8% of the previously reported outstanding shares, occurring at some time after March 31, 2026 and not disclosed in the Company's filings with the Securities and Exchange Commission ("SEC").

Item 3.02 of Form 8-K requires a registrant that sells equity securities in a transaction that is not registered under the Securities Act to furnish the information specified by Item 701(a) and (c) through (e) of Regulation S-K. In the case of a smaller reporting company, no report need be filed under Item 3.02 if the equity securities sold, in the aggregate since the registrant's last report under Item 3.02 or its last periodic report, whichever is more recent, constitute less than five percent (5%) of the number of shares outstanding of the class of equity securities sold. Thus, an unregistered sale or sales equal to or exceeding that five percent (5%) threshold would require a Form 8-K within four business days after the registrant enters into an enforceable agreement to sell the securities or, if there is no such agreement, within four business days after the closing or settlement of the transaction or arrangement.

Based on our review of the Company's filings on EDGAR as of the date of this letter, no Form 8-K reporting the issuance or issuances comprising this apparent 5.8% increase has been filed, no Form 10-Q or other periodic report discloses it, and the 2025 Form 10-K represented that the Company had no sales of unregistered securities in 2024 or 2025. The issuance therefore appears both undisclosed and, if made to insiders or their affiliates, unreported under Section 16 as addressed below.

The timing of this issuance, following the resignations of two directors, the Board's self-appointment of two replacement directors, and the emergence of organized shareholder dissatisfaction, raises a reasonable inference that it may have been undertaken to dilute the voting power of the Company's existing shareholders in anticipation of a vote on the composition of the Board. Demand is hereby made that the Company immediately disclose in writing:

(i) the date or dates of each issuance of shares after March 31, 2026;
(ii) the identity of each recipient and such recipient's relationship, if any, to the Company or any director, officer, or affiliate thereof;
(iii) the number of shares issued to each recipient and the consideration received;
(iv) the exemption from registration relied upon;
(v) the board resolutions or consents authorizing each issuance, and the instructions delivered to the Company's transfer agent, Transfer Online, Inc.; and
(vi) the corporate purpose of each issuance.

The Company and each director are placed on notice that any shares issued for the purpose or with the effect of influencing the outcome of the shareholder action demanded herein will be challenged as an inequitable manipulation of the shareholder franchise, that our clients will seek to enjoin the voting of such shares, and that, in any event, Article II, Section 3 of the Bylaws bars the voting of shares not transferred on the books of the Company at least thirty (30) days prior to any meeting, subject in all respects to applicable Wyoming law.

IV. Delinquent Section 16 Reports of Officers and Directors

The Company's common stock is registered under Section 12(g) of the Securities Exchange Act of 1934. Accordingly, every director and executive officer of the Company is subject to Section 16(a) and is required to file a Form 3 within ten (10) days of becoming a director or officer (irrespective of whether such person owns any securities), a Form 4 within two (2) business days of any change in beneficial ownership, and a Form 5 within forty-five (45) days after fiscal year end reporting any transactions not previously reported. A review of the SEC's EDGAR system, conducted under both the Company's CIK and the names of the Company's current and former directors and officers, indicates the following: (i) no Form 4 or Form 5 appears to have been filed by any current or former director or officer of the Company, notwithstanding multiple potentially reportable transactions; (ii) no Form 3 appears to have been filed by either of the two directors appointed on February 19, 2026; and (iii) even where initial Forms 3 were filed, they were filed late. The delinquencies include, without limitation:

(i) Steven Marshall (Director): No Form 3 has been located. Mr. Marshall's Form 3 was due on or about March 2, 2026, ten days after his February 19, 2026 appointment, and is now more than four months delinquent. A Form 3 is required notwithstanding that the 2025 Form 10-K reports that he holds no Company securities.
(ii) Jordan Fiksenbaum (Director): No Form 3 has been located. Mr. Fiksenbaum's Form 3 was due on or about March 2, 2026, ten days after his February 19, 2026 appointment, and is now

more than four months delinquent. A Form 3 is required notwithstanding that the 2025 Form 10-K reports that he holds no Company securities.

(iii) Richard Kaiser (Chief Financial Officer, Secretary, and Director): Mr. Kaiser filed a Form 3 on May 5, 2016, in his capacity as an officer, reporting 5,003,659 shares of common stock. He does not appear to have filed a Form 4 or Form 5, notwithstanding the following transactions disclosed in the Company's own filings: (a) his acquisition of 500,000 shares of Series A Preferred Stock in or about February 2020; (b) the December 7, 2020 exchange of those 500,000 Series A Preferred shares for 5,000,000 shares of common stock; and (c) each subsequent disposition reducing his holdings to the 1,664,801 shares reported in the 2025 Form 10-K. Each acquisition and disposition required a Form 4 within two business days, and each unreported transaction required a Form 5 within forty-five days after the applicable fiscal year end. Mr. Kaiser's delinquencies are particularly notable given that the Company holds him out as its corporate governance officer and its expert in SEC filings, and that he is the co-owner of an EDGAR filing agency.

(iv) Kayla Slick (Chief Operating Officer and Director): Ms. Slick's Form 3, reporting an event date of April 11, 2023, was not signed and filed until June 14, 2023, approximately sixty-four days after the event and well beyond the ten-day deadline. In addition, no Form 4 has been located reporting her indirect acquisition of 120,000 shares held through Greenstem Consulting Group, LLC, as disclosed in the 2025 Form 10-K.

(v) Grant Cramer (Chief Executive Officer and Director): Mr. Cramer's Form 3, reporting an event date of April 11, 2023, was not signed and filed until June 5, 2023, approximately fifty-five days after the event and well beyond the ten-day deadline, and any Forms 4 or 5 remain outstanding with respect to any transactions in Company securities during his service.

(vi) Frank Hagan, Jr. and Joshua Vance (former directors; resigned February 4 and February 10, 2026, respectively): Mr. Hagan's Form 3, reporting an event date of April 11, 2023, likewise was not filed until June 5, 2023. Based on our review of EDGAR, no Form 3 has been located for Mr. Vance. Any Forms 4 or 5 for transactions during their service remain outstanding; their resignations did not extinguish reporting obligations that accrued while they served.

In addition, if any portion of the approximately 2,778,572 shares issued after March 31, 2026 was issued to any director or officer, including in satisfaction of the $555,400 of accrued board fees or the $479,400 of accrued compensation owed to Mr. Kaiser reported in the 2025 Form 10-K, a Form 4 was required to be filed by such person within two business days of the transaction. No Form 4 has been located. Based upon our review of EDGAR, the pattern is unmistakable: in the entire history of the Company's current registration, no director or officer appears to have filed a single Form 4 or Form 5; the only Forms 3 on file either predate the transactions at issue or were themselves filed weeks late; and the two most recently appointed directors have filed nothing at all. This reflects a systemic disregard of the federal securities laws by the very persons charged with the Company's governance and disclosure compliance. Demand is hereby made that each of the foregoing persons immediately file all delinquent Section 16(a) reports and that the Company disclose all transactions in its securities by its directors and officers since January 1, 2020.

V. Inaccurate Item 405 Disclosure in the 2025 Form 10-K

The 2025 Form 10-K states, under "Section 16A Beneficial Ownership Reporting Compliance": "***<u>All Section 16A reporting is current with the filings of both Form 3s and Form 4s</u>***." That representation appears to have been false when made. As of April 14, 2026, the date the 2025 Form 10-K was signed and filed, the Forms 3 of Messrs. Marshall and Fiksenbaum were already more than six weeks overdue, and Mr. Kaiser's Forms 4 for the transactions described above were years overdue. The 2025 Form 10-K containing the false representation was signed and certified by Messrs. Cramer and Kaiser, the latter of whom the Company holds out as its SEC-filings expert. The Company is demanded to correct

this disclosure and to disclose all known Section 16(a) delinquencies as required by Item 405 of Regulation S-K.

VI. Record Date; Notice Against Entrenchment

The Company is requested to fix and disclose the record date for the demanded special meeting in accordance with Article III, Section 2 of the Bylaws and Wyo. Stat. Ann. § 17-16-707. The Company and each director are further placed on notice that any of the following actions taken after receipt of this letter will be treated as inequitable entrenchment undertaken to impair the shareholder franchise, and will be challenged accordingly: (a) any amendment of the Bylaws pursuant to Article XII, including any amendment of the special-meeting provisions of Article III, Section 5, having the purpose or effect of impairing, delaying, or frustrating the rights of shareholders to call, notice, hold, or vote at the demanded meeting; (b) any issuance of shares of common stock, preferred stock including Series A Preferred Stock having the purpose or effect of altering the voting power applicable to the demanded meeting; (c) any manipulation of the record date or the share transfer books; and (d) any exercise of the vacancy-filling power under Article IV, Section 3 of the Bylaws having the purpose or effect of frustrating the shareholders' right to elect directors at the demanded meeting. The Company is further demanded to instruct its transfer agent, Transfer Online, Inc., to preserve all records of issuances and transfers and not to give effect to any issuance or transfer intended to interfere with the demanded meeting.

VII. Demand for Corporate Records

A separate Demand for Inspection of Corporate Records pursuant to Wyo. Stat. Ann. §§ 17-16-1601 through 17-16-1604, stating the purposes of the inspection with reasonable particularity, is enclosed with and delivered concurrently with this letter. Without limiting that demand, the Company is requested to produce: all records relating to any annual or special meeting of shareholders (or the absence thereof) since January 1, 2020; all board resolutions, consents, and minutes relating to director appointments, resignations, and share issuances since January 1, 2024; the complete resignation correspondence of Messrs. Hagan and Vance; all transfer agent instructions and issuance records since January 1, 2026; and the Company's current shareholder list and record-holder ledger.

VIII. Demand for Resignation

In light of the foregoing, including the years-long failure to hold annual meetings, the perpetuation of board control through serial appointments, the undisclosed dilutive share issuance, and the numerous disclosure failures related to insider reporting obligations by each director of the Company, and without conceding any matter and in the alternative to the removal vote demanded herein, demand is made that each incumbent director immediately resign from the Board of Directors by written notice to the Company in accordance with Wyo. Stat. Ann. § 17-16-807 and Article IV, Section 3 of the Bylaws.

IX. Summary of Demands

The Company and each of you, to the extent within your authority or control, are hereby demanded to:

(i) Within thirty (30) days after delivery of the enclosed Demand for a Special Meeting to the Secretary, give notice of one special meeting of shareholders for the purposes stated in the Demand, including the election of directors, in accordance with Article III, Sections 1, 4, and 5 of the Bylaws and Wyo. Stat. Ann. §§ 17-16-702, 17-16-703, and 17-16-705;

(ii) Promptly fix, and disclose in writing to the shareholders, the record date and meeting date for the special meeting;

(iii) Hold the special meeting in accordance with the notice given, and at such meeting permit the shareholders to act on the matters stated in the Demand, including fixing the number of directors, removing incumbent directors, and electing directors to fill vacancies, so that the shareholders' right to elect the Board of Directors is fully effectuated at that meeting;

(iv) Cause the delinquent SEC filings described in Section IV above to be made immediately, including any required Form 8-K under Item 3.02, all required Forms 3, 4, and 5, and correction of the Item 405 disclosure in the 2025 Form 10-K;

(v) Refrain from issuing, authorizing, transferring, recording, recognizing, or counting any shares, and from amending the Bylaws, fixing or altering any record date, or filling any board vacancy, for the purpose or with the effect of diluting, delaying, defeating, or otherwise interfering with the demanded special meeting or the shareholders' right to elect and remove directors; and

(vi) Produce the corporate records described in Section VII above and comply with the accompanying statutory inspection demand.

X. Reservation of Rights

Nothing contained herein shall be deemed a waiver of any rights, remedies, claims, or defenses of the Represented Shareholders, all of which are expressly reserved, including without limitation the right to seek a summarily ordered shareholders' meeting under Wyo. Stat. Ann. § 17-16-703, injunctive and declaratory relief, the invalidation or sterilization of improperly issued shares, damages, attorneys' fees and costs, and all other relief available under Wyoming law, the federal securities laws, the Company's governing documents, or otherwise. The Represented Shareholders further reserve the right to bring the disclosure and reporting failures described herein to the attention of the SEC.

Very Truly Yours,

Brenda Hamilton
For the Firm

Enclosures:
i. Demand of Shareholders for a Special Meeting of Shareholders of Bravo Multinational Incorporated
ii. Demand for Inspection of Corporate Records of Bravo Multinational Incorporated

DEMAND OF SHAREHOLDERS FOR A SPECIAL MEETING OF SHAREHOLDERS OF BRAVO MULTINATIONAL INCORPORATED

TO: Richard Kaiser, Corporate Secretary
Bravo Multinational Incorporated
2020 General Booth Blvd., Unit 230, Virginia Beach, VA 23454
COPY TO: Each member of the Board of Directors of the Corporation, individually:
Grant Cramer, Director and Chief Executive Officer (grant@bravomultinational.com)
Richard Kaiser, Director and Chief Financial Officer (rich@bravomultinational.com; rich@yesinternational.com)
Kayla Slick, Director and Chief Operating Officer (kayla@bravomultinational.com)
Steven Marshall, Director (steven@bravomultinational.com)
Jordan Fiksenbaum, Director (jordan@bravomultinational.com)
c/o Bravo Multinational Incorporated, 2020 General Booth Blvd., Unit 230, Virginia Beach, VA 23454
AND TO: ISL, Inc., Registered Agent, 1912 Capitol Ave, Ste 500, Cheyenne, WY 82001 (info@incserv.com)

This Demand is presented to the Secretary of Bravo Multinational Incorporated, a Wyoming corporation (the "Corporation") as required by Article III, Section 5 of the Corporation's Bylaws. Because the Secretary is himself a director whose conduct is addressed herein, copies of this Demand are simultaneously delivered to each member of the Board of Directors individually and to the Corporation's registered agent in Wyoming, so that no director of the Corporation may claim lack of notice of this Demand or of the date of its delivery.

The undersigned (collectively, the "Demanding Shareholders") are the holders of record of an aggregate of 21,200,000 shares of the common stock, par value $0.0001 per share, of the Corporation. These shares represent more than twenty-five percent (25%) of the outstanding shares of the Corporation, and more than twenty-five percent (25%) of all votes entitled to be cast on the matters proposed to be considered at the Special Meeting demanded hereby. The Demanding Shareholders' holdings therefore satisfy both the twenty-five percent (25%) threshold stated in Article III, Section 5 of the Corporation's Bylaws and the maximum voting-power threshold permitted under Wyo. Stat. Ann. § 17-16-702(a)(ii), which requires demands signed, dated, and delivered by holders of at least ten percent (10%) of all votes entitled to be cast on any issue proposed to be considered unless the Articles of Incorporation fix a different percentage not exceeding twenty-five percent (25%). The percentage of votes entitled to be cast is stated separately from the percentage of shares because, under the Corporation's Articles of Incorporation, shares of Series A Preferred Stock (if any are outstanding) carry one hundred (100) votes per share; the Demanding Shareholders reserve all rights with respect to the calculation of outstanding voting power and demand that the Corporation confirm the number of shares and the number of votes entitled to be cast, by class and series, as of the record date.

Pursuant to Article III, Section 5 of the Bylaws and Wyo. Stat. Ann. § 17-16-702(a)(ii), the Demanding Shareholders hereby demand that the Corporation call, notice, and hold a special meeting of the shareholders of the Corporation (the "Special Meeting") as promptly as permitted under the Bylaws and Wyoming law, and in no event later than the earliest date consistent with the notice period prescribed by Article III, Sections 1 and 4 of the Bylaws and Wyo. Stat. Ann. § 17-16-705(a) (not less than ten (10) nor more than sixty (60) days' notice).

Purposes of the Special Meeting

The Special Meeting is demanded for, and notice thereof shall state, the following purposes, to be acted upon in the following order:

1. To fix the number of directors constituting the whole Board of Directors of the Corporation at five (which number shall be not less than one (1) nor more than fifteen (15)), by vote of the shareholders pursuant to Article IV, Section 2 of the Bylaws and Wyo. Stat. Ann. § 17-16-803;
2. To remove from the Board of Directors, with or without cause, pursuant to Wyo. Stat. Ann. § 17-16-808, each of the following directors: (i) Grant Cramer; (ii) Richard Kaiser; (iii) Kayla Slick; (iv) Steven Marshall; and (v) Jordan Fiksenbaum; and, for the avoidance of doubt, any other person elected or appointed to the Board of Directors after the date of this Demand other than by vote of the shareholders;
3. To elect directors, pursuant to Article IV, Sections 2 and 3 of the Bylaws and Wyo. Stat. Ann. §§ 17-16-805, 17-16-810, and 17-16-728, to fill all vacancies on the Board of Directors, howsoever arising, including vacancies resulting from the removals described above and any vacancies existing on the date of the Special Meeting, the shareholders being expressly authorized to fill such vacancies pursuant to Wyo. Stat. Ann. § 17-16-810 unless the Articles of Incorporation provide otherwise, such that the full number of directorships fixed under purpose 1 above is filled, each director so elected to serve until the next shareholders' meeting at which directors are elected and until his or her successor is duly elected and qualified;
4. After the matters set forth in items 1 through 3 above have been acted upon, to request that the Board of Directors then in office consider adopting and submitting to shareholders for approval, at a subsequent shareholders' meeting or by such other lawful procedure as may be available after required notice, an amendment to the Articles of Incorporation of the Corporation to expressly authorize shareholder action without a meeting by written consent in the manner contemplated by Wyo. Stat. Ann. § 17-16-704(b). For the avoidance of doubt, shareholders shall not vote on, and no shareholder approval shall be sought for, such amendment at the Special Meeting unless the Board of Directors has first duly adopted the amendment, duly submitted it to shareholders for approval, and the notice of the Special Meeting satisfies Wyo. Stat. Ann. § 17-16-1003(a)(iv). If those conditions are not satisfied, this item shall be treated solely as a request that the Board then in office consider such amendment following completion of the director-election matters. If the amendment is duly adopted by the Board and submitted for shareholder approval at a shareholders' meeting, the notice of such meeting shall state that one of its purposes is to consider the amendment and shall contain or be accompanied by a copy of the proposed amendment, substantially in the following form:

> New Article [X] - Shareholder Action Without a Meeting. Any action required or permitted by the Wyoming Business Corporation Act to be taken at a shareholders' meeting may be taken without a meeting, and without prior notice, if consents in writing setting forth the action so taken are signed and dated by the holders of outstanding shares having not less than the minimum number of votes that would be required to authorize or take the action at a meeting at which all shares entitled to vote on the action were present and voted, and are delivered to the Corporation for inclusion in the minutes or filing with the corporate records. A consent signed pursuant to this Article has the effect of a vote taken at a meeting and may be described as such in any document. The Corporation shall give notice of action taken by less than unanimous written consent to nonconsenting voting shareholders and, if applicable, to nonvoting shareholders, within the time and in the manner required by Wyo. Stat. Ann. § 17-16-704. Electronic transmissions may be used to consent to an action to the extent permitted by Wyo. Stat. Ann. § 17-16-704. No written consent shall be effective to take the corporate action referred to therein unless, within sixty (60) days of the earliest date on which a consent delivered to the Corporation

as required by Wyo. Stat. Ann. § 17-16-704 was signed, written consents signed by sufficient shareholders to take the action have been delivered to the Corporation. A written consent may be revoked by a writing to that effect delivered to the Corporation before unrevoked written consents sufficient in number to take corporate action are delivered to the Corporation. Delivery of a written consent to the Corporation shall be made in the manner permitted by Wyo. Stat. Ann. § 17-16-704.

5. To transact procedural and other business incident to the foregoing purposes as may properly come before the Special Meeting or any adjournment thereof, it being understood that no business may be transacted at the Special Meeting except the purposes described in this Demand and in the notice of the Special Meeting.

Governing Bylaw and Statutory Provisions; Notice Requirements

This Demand is made, and the Special Meeting shall be called, noticed, and held, in accordance with the following provisions of the Corporation's Bylaws and the Wyoming Business Corporation Act, among others:

1. Article III, Section 5 of the Bylaws, which provides that a special meeting of the shareholders "shall be called by the corporation upon the written request of the holders of not less than twenty-five (25%) percent of the outstanding shares of the corporation," presented to the Secretary, and that the Secretary "shall then comply" with the notice provisions of Article III;
2. Article III, Section 1 of the Bylaws and Wyo. Stat. Ann. § 17-16-705(a), which require notice of the date, time, and place or means of communication of the meeting not less than ten (10) nor more than sixty (60) days before the meeting date;
3. Article III, Section 4 of the Bylaws and Wyo. Stat. Ann. §§ 17-16-702(d) and 17-16-705(c), which require that the notice of a special meeting state the purpose or purposes for which the meeting is called and limit business at the Special Meeting to those purposes;
4. Article III, Section 2 of the Bylaws, together with Wyo. Stat. Ann. § 17-16-707, governing the fixing of the record date for the determination of shareholders entitled to notice of and to vote at the Special Meeting, which record date may not be more than seventy (70) days before the meeting;
5. Article III, Sections 3 and 7 of the Bylaws, and Wyo. Stat. Ann. §§ 17-16-725 and 17-16-726, governing quorum and voting requirements for shareholder action and action by single and multiple voting groups;
6. Article IV, Section 2 of the Bylaws and Wyo. Stat. Ann. § 17-16-803, providing that the number of directors shall be specified in or fixed in accordance with the Articles of Incorporation or Bylaws, and that the number of directors may be fixed or changed within an authorized variable range in the manner provided therein;
7. Article IV, Section 3 of the Bylaws, governing director resignations and vacancies and authorizing the Board to fill vacancies, together with Wyo. Stat. Ann. §§ 17-16-805 and 17-16-810, governing terms of directors and vacancies on the Board of Directors, including vacancies caused by removal, and specifically Wyo. Stat. Ann. § 17-16-810, which authorizes shareholders to fill such vacancies unless the Articles of Incorporation provide otherwise;
8. Wyo. Stat. Ann. § 17-16-702, governing special meetings of shareholders, including special meetings demanded by holders of at least ten percent (10%) of all votes entitled to be cast on any issue proposed to be considered at the meeting, subject to any percentage fixed in the Articles of Incorporation not exceeding twenty-five percent (25%);

9. Wyo. Stat. Ann. § 17-16-728, governing the election of directors by a plurality of the votes cast by shares entitled to vote in the election at a meeting at which a quorum is present, unless otherwise provided in the Articles of Incorporation;
10. Wyo. Stat. Ann. § 17-16-808, governing the removal of directors by the shareholders with or without cause, subsection (d) of which provides that a director may be removed by the shareholders only at a meeting called for the purpose of removing the director and that the meeting notice shall state that the purpose, or one of the purposes, of the meeting is removal of the director;
11. Wyo. Stat. Ann. §§ 17-16-1003 and 17-16-1006, governing amendments to the Articles of Incorporation by the Board of Directors and shareholders and the filing of Articles of Amendment; Wyo. Stat. Ann. § 17-16-1003 requires Board adoption and submission before shareholder approval, and § 17-16-1003(a)(iv) requires that notice of any shareholders' meeting at which an amendment is submitted for approval state that the purpose, or one of the purposes, is to consider the amendment and contain or be accompanied by a copy of the amendment;
12. Article III, Section 8 of the Bylaws and Wyo. Stat. Ann. § 17-16-704, governing shareholder action by written consent, which is presently unavailable by less than unanimous consent unless the Articles of Incorporation authorize action by written consent in the manner contemplated by Wyo. Stat. Ann. § 17-16-704(b);
13. Wyo. Stat. Ann. § 17-16-729, governing inspectors of election, which requires a public corporation to appoint one or more inspectors to act at a meeting of shareholders and to make a written report of the inspectors' determinations, including the number of shares outstanding and the voting power of each, the shares represented at the meeting, the validity of proxies and ballots, the vote count, and the results; and
14. Wyo. Stat. Ann. § 17-16-703(a)(ii) and (b), governing court-ordered meetings and authorizing a court, on application of a shareholder who signed a valid special-meeting demand under Wyo. Stat. Ann. § 17-16-702, to summarily order that the Special Meeting be held if notice is not given within thirty (30) days after delivery to the Secretary or if the Special Meeting is not held in accordance with the notice, and to fix the time and place of the meeting, determine the shares entitled to participate, specify a record date, prescribe the form and content of the meeting notice, fix the quorum required or direct that the votes represented at the meeting constitute a quorum for specified matters, and enter other orders necessary to accomplish the purposes of the Special Meeting.

Record Date; Notice; Share Integrity

The Demanding Shareholders request that the Board of Directors promptly fix a record date for the Special Meeting in accordance with Article III, Section 2 of the Bylaws and Wyo. Stat. Ann. § 17-16-707, and promptly advise the undersigned, in writing, of the record date and meeting date so fixed. If the Corporation has not otherwise fixed a valid record date under Wyo. Stat. Ann. §§ 17-16-703 or 17-16-707, the record date for determining shareholders entitled to demand the Special Meeting is the date the first shareholder signed this Demand. The Corporation is also reminded of Article II, Section 3 of the Bylaws, subject in all respects to applicable Wyoming law, under which no person is entitled to vote shares at any meeting of shareholders unless such shares were transferred to that person on the books of the Corporation at least thirty (30) days prior to the meeting. The Corporation and its directors, officers, and transfer agent are hereby placed on notice that any issuance of shares, fixing or manipulation of the record date, amendment of the Bylaws, board appointment, proxy restriction, adjournment tactic, or other action taken after the date of this Demand for the purpose or with the effect of diluting, delaying, defeating, or otherwise interfering with the vote of the shareholders at the Special Meeting will be

challenged as unlawful, inequitable, and inconsistent with the shareholders' statutory and bylaw rights, and all rights and remedies with respect thereto are expressly reserved.

Summary Court Procedure and Statutory Consequence of Failure to Act

If notice of the Special Meeting is not given within thirty (30) days after the date this Demand is delivered to the Corporation's Secretary, or if the Special Meeting is not held in accordance with such notice, the Demanding Shareholders will apply to the district court of the county where the Corporation's principal office or, if none is in Wyoming, its registered office is located, pursuant to Wyo. Stat. Ann. § 17-16-703(a)(ii) and (b), for an order summarily directing that the Special Meeting be held. As provided in Wyo. Stat. Ann. § 17-16-703(b), the court may fix the time and place of the meeting, determine the shares entitled to participate in the meeting, specify a record date, prescribe the form and content of the meeting notice, fix the quorum required for specific matters to be acted upon or direct that the votes represented at the meeting constitute a quorum for action on those matters, and enter other orders necessary to accomplish the purposes of the Special Meeting. In any such proceeding, the Demanding Shareholders will request expedited consideration and will seek all relief necessary to protect the shareholder franchise, including relief concerning the voting or exclusion of disputed shares, the appointment or required use of independent inspectors of election, the preservation of transfer agent and corporate records, and any other relief required to prevent delay, dilution, or entrenchment. The notice required within such thirty (30)-day period must set a meeting date consistent with the notice window prescribed by Article III, Section 1 of the Bylaws and Wyo. Stat. Ann. § 17-16-705(a) (not less than ten (10) nor more than sixty (60) days after notice is given), and the giving of notice setting an unreasonably distant meeting date will be treated as a failure to comply.

This Demand may be executed in one or more counterparts, including by electronic signature or electronic transmission to the extent permitted by applicable law, each of which shall be deemed an original and all of which together shall constitute one and the same instrument. This Demand is executed by the undersigned as holders of record of the shares set forth below and shall remain in effect until the Special Meeting demanded hereby has been duly held.

IN WITNESS WHEREOF, the undersigned Demanding Shareholders have executed this Demand as of the dates set forth below.

SHAREHOLDER:
La La La, LLC

DocuSigned by:
By: Brian Lemke (signature)
592D94710F59463...
Print Name: Brian Lemke
Title: Managing Member

Class/Series of Shares Held: Common Stock
Number of Shares Held of Record: 2,000,000
Voting Power Represented (number of votes entitled to be cast): 2,000,000
Date: 7/8/2026

SHAREHOLDER:
Josh Rowland

DocuSigned by:
By: Josh Rowland (signature)
82A8E0CB54C64D0...

Class/Series of Shares Held: Common Stock

Number of Shares Held of Record: 2,000,000
Voting Power Represented (number of votes entitled to be cast): 2,000,000
Date: 7/8/2026

SHAREHOLDER:
WTFJ Investments LLC

By: ______________________ (signature)
DocuSigned by:
147F86A1586D408...
Print Name: Wayne Jefferies
Title: Manager

Class/Series of Shares Held: Common Stock
Number of Shares Held of Record: 8,000,000
Voting Power Represented (number of votes entitled to be cast): 8,000,000
Date: 7/8/2026

SHAREHOLDER:
Carbon Capital Corp

By: ______________________ (signature)
Signed by:
320578853A33403...
Print Name: David Appell
Title: President

Class/Series of Shares Held: Common Stock
Number of Shares Held of Record: 1,400,000
Voting Power Represented (number of votes entitled to be cast): 1,400,000
Date: 7/8/2026

SHAREHOLDER:
Broco Global, LLC

By: ______________________ (signature)
DocuSigned by:
99E06EE792B84C9...
Print Name: Chad Doher
Title: Manager

Class/Series of Shares Held: Common Stock
Number of Shares Held of Record: 2,000,000
Voting Power Represented (number of votes entitled to be cast): 2,000,000
Date: 7/8/2026

SHAREHOLDER:
United Resources, LLC

By: ______________________ (signature)
DocuSigned by:
99E06EE792B84C9...
Print Name: Chad Doher
Title: Manager

Class/Series of Shares Held: Common Stock
Number of Shares Held of Record: 2,000,000
Voting Power Represented (number of votes entitled to be cast): 2,000,000

Date: 7/8/2026

SHAREHOLDER:
Executive Real Estate LLC

Signed by:

By: ______________________ (signature)

98ABBD97AE05486...

Print Name: Paul D'Agnese
Title: manager

Class/Series of Shares Held: Common Stock
Number of Shares Held of Record: 1,300,000
Voting Power Represented (number of votes entitled to be cast): 1,300,000
Date: 7/9/2026

SHAREHOLDER:
Richard Tavano

DocuSigned by:

By: Richard Tavano (signature)

3733E808EC164EC...

Class/Series of Shares Held: Common Stock
Number of Shares Held of Record: 2,000,000
Voting Power Represented (number of votes entitled to be cast): 2,000,000
Date: 7/8/2026

SHAREHOLDER:
Daniel McKean

Signed by:

By: Daniel McKean (signature)

7DBC7B5F9BF14C9...

Class/Series of Shares Held: Common Stock
Number of Shares Held of Record: 250,000
Voting Power Represented (number of votes entitled to be cast): 250,000
Date: 7/9/2026

SHAREHOLDER:
Laura Peifer

DocuSigned by:

By: Laura Peifer (signature)

69679D25BCB446F...

Class/Series of Shares Held: Common Stock
Number of Shares Held of Record: 250,000
Voting Power Represented (number of votes entitled to be cast): 250,000
Date: 7/9/2026

DEMAND FOR INSPECTION OF CORPORATE RECORDS
OF
BRAVO MULTINATIONAL INCORPORATED

TO: Richard Kaiser, Corporate Secretary
Bravo Multinational Incorporated
2020 General Booth Blvd., Unit 230, Virginia Beach, VA 23454
COPY TO: Each member of the Board of Directors of the Corporation, individually

Date: July 8, 2026

The undersigned (collectively, the "Demanding Shareholders") are the holders of record of an aggregate of 21,200,000 shares of the common stock of Bravo Multinational Incorporated, a Wyoming corporation (the "Corporation"), representing approximately 44.5% of the Corporation's outstanding common stock based on the 47,641,010 shares reported by the Company as outstanding in its Quarterly Report on Form 10-Q for the period ended March 31, 2026. Each of the Demanding Shareholders has been a holder of record for at least six (6) months immediately preceding this Inspection Demand, and the Demanding Shareholders collectively are the holders of record of at least five percent (5%) of all the outstanding shares of the Corporation, thereby satisfying the eligibility requirements of Wyo. Stat. Ann. § 17-16-1602(b). This Demand for Inspection of Corporate Records (this "Inspection Demand") is made pursuant to Wyo. Stat. Ann. §§ 17-16-1601 through 17-16-1604 and the common law of the State of Wyoming. To the extent any record demanded herein is subject to inspection under Wyo. Stat. Ann. § 17-16-1602(a), the Demanding Shareholders are entitled to inspect it without regard to the eligibility requirements of subsection (b).

Pursuant to Wyo. Stat. Ann. §§ 17-16-1602 and 17-16-1604, the Demanding Shareholders hereby demand, upon at least five (5) business days' written notice as provided by statute, to inspect and copy, during regular business hours at the Corporation's principal office or such other reasonable location as the parties may agree, the records of the Corporation described below. The Demanding Shareholders may be accompanied by their attorneys, accountants, and other agents, and may make copies or extracts, including electronic copies if available and so requested, as permitted by Wyo. Stat. Ann. § 17-16-1603.

Statement of Purpose

The Demanding Shareholders' purposes for this Inspection Demand, each of which is a proper purpose reasonably related to their interests as shareholders within the meaning of Wyo. Stat. Ann. § 17-16-1602(c), are as follows: (i) to determine the identity, holdings, voting power, and record dates of the Corporation's shareholders in order to communicate with fellow shareholders concerning the special meeting demanded by the Demanding Shareholders and the election and removal of directors; (ii) to investigate the circumstances of, and consideration and authorization for, the issuance of shares of the Corporation's common stock after March 31, 2026, which appear to have increased the outstanding shares by approximately 5.8%; (iii) to investigate the Corporation's failure to hold annual meetings of shareholders and the appointment of directors without shareholder election; (iv) to investigate potential breaches of fiduciary duty, mismanagement, and violations of the federal securities laws by the Corporation's directors and officers; and (v) to value the Demanding Shareholders' shares. These purposes and the records requested below are described with the reasonable particularity required by Wyo. Stat. Ann. § 17-16-1602(c).

Records Demanded

The Demanding Shareholders demand to inspect and copy the following records of the Corporation:

1. The Corporation's current record of shareholders, or shareholder list, certified by the Corporation's Secretary or transfer agent, giving the names and addresses of all shareholders of record, arranged by voting group and within each voting group by class and series of shares, showing the number and class or series of shares held by each, the voting power of each, and the dates on which such shares were transferred on the books of the Corporation, including records required or contemplated by Wyo. Stat. Ann. §§ 17-16-720 and 17-16-1602(b)(iii);
2. The Corporation's stock transfer ledger and all records reflecting issuances, transfers, cancellations, and repurchases of the Corporation's common stock, preferred stock, and Series A Preferred Stock since January 1, 2020, including all instructions to and communications with the Corporation's transfer agent, Transfer Online, Inc.;
3. All records of any issuance of shares of the Corporation on or after January 1, 2026, including the date of issuance, the number and class or series of shares issued, the identity of each recipient, the consideration received, the exemption from registration relied upon, and all board resolutions, written consents, subscription agreements, and other documents authorizing or effecting each such issuance;
4. The minutes of all meetings of the shareholders of the Corporation, and all records of action taken by the shareholders without a meeting, since January 1, 2020, together with all notices, waivers, proxies, ballots, and voting records relating thereto;
5. The minutes of all meetings of the Board of Directors and any committee of the Board, and all records of action taken by the Board or any committee without a meeting, since January 1, 2024, including all resolutions and written consents relating to the appointment or resignation of directors and officers and the issuance of securities;
6. All records reflecting the appointment, election, resignation, or removal of any director or officer of the Corporation since January 1, 2023, including the written resignation notices and any accompanying correspondence of Frank Hagan, Jr. and Joshua Vance;
7. The Corporation's Articles of Incorporation and all amendments thereto, and the Bylaws of the Corporation and all amendments thereto, each as currently in effect;
8. All records reflecting the accrued and unpaid compensation of the Corporation's directors and officers, including the $555,400 of accrued board fees and the $479,400 of accrued compensation owed to Richard Kaiser reported in the 2025 Form 10-K, and any agreement or plan to satisfy such amounts in shares of the Corporation; and
9. All communications and agreements between the Corporation and any recipient of shares issued after March 31, 2026 relating to such issuance.

Manner, Time, and Place

The Demanding Shareholders request that the Corporation confirm, within five (5) business days of delivery of this Inspection Demand, a date, time, and place for the inspection to commence, which shall be not later than a reasonable time following such confirmation. If the Corporation fails to permit inspection as demanded, the Demanding Shareholders will apply to the district court for the county in which the Corporation's principal office, or, if none in Wyoming, its registered office, is located, pursuant to Wyo. Stat. Ann. § 17-16-1604, for an order compelling inspection and copying of the records, and will seek their costs, including reasonable attorneys' fees, to the extent provided by that section.

This Inspection Demand may be executed in one or more counterparts. The undersigned execute this Inspection Demand as holders of record of the shares set forth below.

SHAREHOLDER:
La La La, LLC

DocuSigned by:
BRIAN LEMKE
By: 592D94710F59463... ______________________________ (signature)

Print Name: Brian Lemke
Title: Managing Member

Class/Series of Shares Held: Common Stock
Number of Shares Held of Record: 2,000,000
Voting Power Represented (number of votes entitled to be cast): 2,000,000
Date: 7/8/2026

SHAREHOLDER:
Josh Rowland

By: DocuSigned by: Josh Rowland 82A8E0CB54C64D0... (signature)

Class/Series of Shares Held: Common Stock
Number of Shares Held of Record: 2,000,000
Voting Power Represented (number of votes entitled to be cast): 2,000,000
Date: 7/8/2026

SHAREHOLDER:
WTFJ Investments LLC

By: DocuSigned by: 147F86A1586D408... (signature)
Print Name: Wayne Jefferies
Title: Manager

Class/Series of Shares Held: Common Stock
Number of Shares Held of Record: 8,000,000
Voting Power Represented (number of votes entitled to be cast): 8,000,000
Date: 7/8/2026

SHAREHOLDER:
Carbon Capital Corp

By: Signed by: David Appell 320578853A33403... (signature)
Print Name: David Appell
Title: President

Class/Series of Shares Held: Common Stock
Number of Shares Held of Record: 1,400,000
Voting Power Represented (number of votes entitled to be cast): 1,400,000
Date: 7/8/2026

SHAREHOLDER:
Broco Global, LLC

By: DocuSigned by: Chad Doher 99E06EE792B84C9... (signature)
Print Name: Chad Doher
Title: Manager

Class/Series of Shares Held: Common Stock

Number of Shares Held of Record: 2,000,000
Voting Power Represented (number of votes entitled to be cast): 2,000,000
Date: 7/8/2026

SHAREHOLDER:
United Resources, LLC

DocuSigned by:
By: Chad Doher (signature)
99E06EE792B84C9...
Print Name: Chad Doher
Title: Manager

Class/Series of Shares Held: Common Stock
Number of Shares Held of Record: 2,000,000
Voting Power Represented (number of votes entitled to be cast): 2,000,000
Date: 7/8/2026

SHAREHOLDER:
Executive Real Estate LLC

Signed by:
By: ______________________ (signature)
98ABBD97AE05486...
Print Name: Paul D'Agnese
Title: manager

Class/Series of Shares Held: Common Stock
Number of Shares Held of Record: 1,300,000
Voting Power Represented (number of votes entitled to be cast): 1,300,000
Date: 7/9/2026

SHAREHOLDER:
Richard Tavano

DocuSigned by:
By: Richard Tavano (signature)
3733E808EC164EC...

Class/Series of Shares Held: Common Stock
Number of Shares Held of Record: 2,000,000
Voting Power Represented (number of votes entitled to be cast): 2,000,000
Date: 7/8/2026

SHAREHOLDER:
Daniel McKean

Signed by:
By: Daniel McKean (signature)
7DBC7B5F9BF14C9...

Class/Series of Shares Held: Common Stock
Number of Shares Held of Record: 250,000
Voting Power Represented (number of votes entitled to be cast): 250,000
Date: 7/9/2026

SHAREHOLDER:
Laura Peifer

DocuSigned by:

By: Laura Peifer _________________________ (signature)

69679D25BCB446F...

Class/Series of Shares Held: Common Stock
Number of Shares Held of Record: 250,000
Voting Power Represented (number of votes entitled to be cast): 250,000
Date: 7/9/2026